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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                  FORM 10-SB


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                    OR 12(g) OF THE SECURITIES ACT OF 1934


                             NUCYCLE THERAPY, INC.
                             ---------------------
                (Name of Small Business Issuer in its Charter)


          New Jersey                                      22-3239507
          ----------                                      ----------
(State or Other Jurisdiction of                        (I.R.S. Employer
Incorporation or Organization)                        Identification No.)

1 Deer Park Drive, Suite M                                   08852
                                                             -----
Monmouth Junction, New Jersey                              (Zip Code)
-----------------------------
(Address of Principal Executive Offices)

                                (732) 438-0900
                                --------------
                          (Issuer's Telephone Number)

Securities to be registered under Section 12(b) of the Act:

          Title of Each Class                 Name of Each Exchange on Which
          to be so Registered                 Each Class is to be Registered
          -------------------                 ------------------------------

None
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Securities to be registered under Section 12(g) of the Act:

                          Common Stock, No Par Value
                          --------------------------
                               (Title of Class)

                          --------------------------
                               (Title of Class)
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                               EXPLANATORY NOTE

     On May 19, 1999, Phytotech, Inc., the predecessor to NuCycle Therapy, Inc., a New Jersey corporation, filed a petition under Chapter 11 of Title 11, U.S.C. in the United States Bankruptcy Court for the District of New Jersey. In June 1999, Phytotech changed its name to NuCycle Therapy, Inc. in connection with the sale of its remediation business and corporate name. NuCycle filed a Plan of Reorganization with the Bankruptcy Court on October 15, 1999. The Bankruptcy Court confirmed the Plan of Reorganization on February 10, 2000 with an effective date of February 21, 2000. The Plan of Reorganization and the corresponding First Amended Disclosure Statement for the Plan of Reorganization are filed as Exhibits to this Form 10-SB.

     Unless otherwise indicated or the context otherwise requires, all information in this Form 10-SB, including, without limitation, information concerning outstanding shares of common stock, preferred stock and warrants to purchase shares of common stock of NuCycle, assumes the completion of all transactions contemplated by NuCycle's Plan of Reorganization, as summarized in
Part I, Item 1 ("Description of Business - Organization/Historical Background") of this Form 10-SB.

     All references in this Form 10-SB to NuCycle shall include its predecessor, Phytotech, Inc., unless the context otherwise requires.
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                                    PART I


     In addition to historical information, this Registration Statement contains statements relating to future events and our future results. These statements are "forward-looking" and include, without limitation, statements that relate to our products, strategies, future revenue and competitiveness.

     Generally, words such as "may," "will," "should," "could," "anticipate," "expect," "intend," "estimate," "plan," "continue" and "believe," or the negative of or other variation on these and similar expressions identify forward-looking statements. These forward-looking statements are made only as of the date of this filing. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

     Forward-looking statements are based on current expectations and involve risks and uncertainties and our future results could differ significantly from those expressed or implied by our forward-looking statements. These risks and uncertainties include, without limitation, those described under "Item 1. Description of Business - Risk Factors" and those detailed from time to time in our filings with the Securities and Exchange Commission.

ITEM 1.  DESCRIPTION OF BUSINESS

ORGANIZATION/HISTORICAL BACKGROUND
----------------------------------

     NuCycle's predecessor, Phytotech, Inc., was incorporated in New Jersey in 1993. Phytotech was founded by Dr. Burt D. Ensley and two members of the faculty at Rutgers University. Phytotech specialized in commercializing technology involving the use of metal hyperaccumulating plants to remove heavy metals from contaminated soil and water. Phytotech first marketed this technology in 1997 for the remediation of lead and uranium contaminated soil. In 1998, Phytotech had gross revenue of approximately $1 million and was negotiating contracts for an additional $1 million by early 1999.

     In late 1997, Phytotech discovered that its technology and cultivation methods also could be used to grow plants containing extremely high concentrations of nutritionally important minerals. Phytotech determined that its select plant cultivars could be grown under specific conditions that result in the accumulation of iron, zinc, selenium, chromium, manganese and other minerals at such high levels that the dried plants can be used directly as a natural source of concentrated mineral supplements. Phytotech reoriented its resources during 1998 to develop and supply plant-based natural supplement products to the nutraceutical industry.

     Phytotech financed both its remediation and nutraceutical operations with equity and debt financing. From inception through March 31, 1998, Phytotech raised approximately $6.0 million in gross proceeds from private sales of equity securities and approximately $2.2 million from the issuance of bridge notes. An investment banking firm helped Phytotech raise over $5 million, including the $2.2 million in bridge notes.

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     Due to its significant operating and research and development costs,
Phytotech continued to require financing after March 31, 1998. Over the next fifteen months, Phytotech tried unsuccessfully to raise capital by attempting an initial public offering and two mergers.

     By early 1999, Phytotech encountered severe cash shortages that prevented it from fully performing on its contracts and from paying its employees for three months. In April 1999, Phytotech began negotiating with Edenspace Systems Corporation for the sale of Phytotech's remediation business. However, Phytotech was unable to promptly consummate this transaction. Due to this development and due to its continued inability to obtain financing, Phytotech filed a petition for reorganization under Chapter 11 of the Bankruptcy Code on May 19, 1999. The Chapter 11 proceeding was docketed to Case No. 99-55905/KCF in the United States Bankruptcy Court for the District of New Jersey.

     Following its Chapter 11 filing, Phytotech continued to operate as a debtor-in-possession. In June 1999, with the Bankruptcy Court's permission, Phytotech sold its remediation business, including the use of its corporate name "Phytotech," to Edenspace Systems Corporation for $600,000. Phytotech then changed its name to NuCycle Therapy, Inc.

     NuCycle filed a Plan of Reorganization with the Bankruptcy Court on October 15, 1999. The Bankruptcy Court confirmed the Plan of Reorganization on February 10, 2000 with an effective date of February 21, 2000.

     Set forth below are the principal terms of the Plan of Reorganization:

     . NuCycle's secured creditors will receive one share of NuCycle's Series A Convertible Preferred Stock for every $3.00 of debt in exchange for the release of their claims, resulting in the issuance of a total of 805,266 shares of preferred stock.

     . NuCycle's unsecured creditors will receive one share of NuCycle's common stock for every $5.00 of debt in exchange for the release of their claims, resulting in the issuance of a total of 424,831 shares of common stock.

     . NuCycle's existing preferred and common shareholders will receive one share of NuCycle's common stock for every 10 shares of stock that they owned, resulting in the issuance of a total of 1,578,828 shares of common stock.

     . NuCycle's outstanding warrants and options will be canceled and replaced by warrants to purchase an aggregate of 446,335 shares of NuCycle's common stock with an exercise price of $8.00 per share.

     . NuCycle is required to pay certain of its current and former employees an aggregate of $64,500, which represents the priority claims for accrued salary. Of this amount, NuCycle paid $21,500 to the employees on February 10, 2000, and is

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          required to pay $21,500 by August 10, 2000 and the remaining $21,500 by February 10, 2001.

     . NuCycle's founder, Dr. Burt D. Ensley, will continue as the President and Chief Executive Officer of NuCycle.

     . NuCycle was authorized to enter into a Letter Agreement with Paxton Ventures Corp., a copy of which is attached as an Exhibit to this Form 10-SB, under which Paxton is to provide NuCycle with investment banking services and assistance in preparing and financing the Plan of Reorganization. Pursuant to the Letter Agreement with Paxton:

          - The holders of NuCycle's common stock, Series A Convertible Preferred Stock and warrants to purchase shares of common stock will be restricted from transferring their securities for one year after the effective date of this Form 10-SB.

          - NuCycle will issue to Paxton 936,308 shares of NuCycle's common stock, resulting in Paxton owning 25% of NuCycle's issued and outstanding common and preferred stock.

          - Paxton will lend NuCycle $500,000 in exchange for 8% subordinated notes, which will be convertible into NuCycle common stock at a price equal to the greater of $2.00 per share or 85% of the per share market price for NuCycle common stock at the date of conversion.

          - NuCycle will issue to IK Capital, Inc., an affiliate of Paxton, a warrant to purchase 150,000 shares of NuCycle's common stock with an exercise price equal to the greater of $2.00 per share or 85% of the per share market price for NuCycle common stock at the date of conversion.

     . NuCycle is required to pay Rutgers University $153,000 in cash or in kind services acceptable to Rutgers over a three year period in consideration for Rutgers providing NuCycle with licenses to use certain nutritional supplement technology. NuCycle must fully repay this obligation in cash when NuCycle reaches an aggregate of $1,000,000 in gross revenue following the effective date of the Plan of Reorganization.

     . Concurrent with the confirmation of its Plan of Reorganization, NuCycle sold the tax benefit of its state net operating loss carryforwards of approximately $4.0 million for $342,267 under a New Jersey Economic Development Authority program.

     Further discussion of NuCycle's history leading to its bankruptcy and of the terms of the Plan of Reorganization are contained in the Plan of Reorganization and the First Amended Disclosure Statement for the Plan of Reorganization filed in the United States Bankruptcy Court for the District of New Jersey and filed as Exhibits to this Form 10-SB.

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     NuCycle has elected to file this Form 10-SB on a voluntary basis to become a reporting company under the Securities Exchange Act of 1934. The primary purpose for this filing is to allow NuCycle to qualify for trading on the OTC Electronic Bulletin Board. Current NASD rules require NuCycle to be a reporting company under the Securities Exchange Act of 1934 for NuCycle to obtain a Bulletin Board listing.

BUSINESS
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GENERAL

     NuCycle Therapy, Inc., a New Jersey corporation, is a biotechnology company engaged in the development and commercialization of products based on the control of biochemical processes in selected plants. We have developed and are beginning to market nutritionally important minerals that are absorbed by certain plants. Our goal is to become a leader in the development and commercialization of plant-related nutritional products and technologies by developing proprietary and patentable technologies based on our knowledge of plant physiology, soil science, agronomy, molecular biology and related areas and to commercialize these technologies.

     We believe that our technology represents a new approach in the development of nutritional products from botanical sources. Unlike the traditional process of identifying nutritionally important molecules from plants, we developed our technologies based on observations that selected cultivars of edible crop plants accumulate high levels of important dietary minerals under controlled conditions. This process enables us to manufacture new, plant-based sources of minerals such as selenium, chromium, iron, zinc and maganese, and to produce dietary supplements having consistent batch-to-batch quantities and forms of these nutrients.

     Mineral supplements are presently available to the consumer as organic or inorganic salts or metals synthesized by the chemical industry. Because minerals are generally recovered by mining ores or as byproducts of other chemical processes, Federal Trade Commission regulations prevent them from being described by producers as "natural." Some metals such as selenium and chromium are offered as a complex with yeast to give a more "organic" nature to the products. The bioavailability, that is, the amount of mineral actually absorbed into the body, of chemically-derived minerals in supplements has been a long-standing concern of the nutritional supplement industry, and forms of the minerals that are shown to be more bioavailable are preferred.

     Nothing in this Form 10-SB is intended to constitute an express or implied claim of the safety or effectiveness of any of our products.

PRODUCTS

     NuCycle has chosen selenium, chromium, iron, zinc and manganese as its first nutraceutical products. The characteristics of these five minerals make them ideal candidates for a commercialization program based on a natural source of minerals.

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Selenium

     Selenium is present in all the tissues of the body. Selenium is an activating component of the enzyme glutathione peroxidase, which has been shown to protect cells from free radical damage, a health risk associated with damage to cellular components, including DNA, which may lead to aging, cancer and death. According to some health care professionals, selenium should not only be considered as a preventive, but also as a therapeutic agent in cancer treatment, acting in a synergistic fashion with chemotherapy and radiotherapy treatments.

     The federal recommended daily allowance for selenium is 50 to 70 micrograms per day. This small amount of selenium can be lacking in many diets. Recently, selenium from yeast has been linked to a reduction in the incidence of cancers of the lung, prostate and colon. In a randomized, placebo-controlled study at the Arizona Cancer Center, supplements of 200 micrograms per day of selenium in 1,300 patients reduced the incidence of lung, prostate and colon cancer by 50%. This amount of selenium is relatively high - multivitamins typically contain 50 micrograms per dose of selenium. NuCycle's crucifer cultivars accumulate over 3,000 micrograms per gram of selenium.

Chromium

     Chromium is primarily involved in the metabolism of glucose and the synthesis of proteins. Because of its role in insulin production and glucose regulation, chromium depletion has been implicated in hypercholesterolemia. Chromium picolinate is widely promoted as an important part of several weight-loss products, and a "premium" source of bioavailable chromium. Some studies support the use of dietary chromium as a weight loss aid. Chromium picolinate has been shown to lower serum lipids. NuCycle's crucifers accumulate naturally chelated chromium in quantities sufficient to contain up to 200 micrograms of chromium per serving.

Iron

     Every cell in the body contains and requires iron, a mineral that is needed for all body functions. Iron stores are carefully guarded by the body, and depletion of these stores cause diverse symptoms and disorders. Iron is required in relatively high doses to maintain proper nutrition. Of all the nutrient allowances, the allowance for iron is the most difficult to obtain from dietary sources, which is why iron is the most common single micronutrient deficiency in the world. NuCycle has in vitro (in an artificial environment) data indicating that the iron in its hyperaccumulating crucifers is primarily bioavailable, and is conducting testing in collaboration with the United States Department of Agriculture to demonstrate in vivo (in animals and humans) the benefits of this form of natural iron. NuCycle's plants accumulate 100% of the recommended daily allowance of iron in a small dose of dried plants.

Zinc

     Zinc is another micronutrient that is required in relatively high doses, and is among the best selling individual trace minerals in the health food industry. Zinc is an essential component of over twenty enzymes for various metabolic processes, and is present in highest concentrations

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in the eyes, liver, prostate, bones and semen. Daily intake of zinc lozenges containing 13 milligrams of zinc has also been reported to ameliorate the symptoms of the common cold. Despite the essential nature of zinc, there are no true storage deposits for this mineral and the body is dependent upon a continual external supply and the small pool of biologically available zinc is used rapidly. NuCycle's crucifers contain at least 20 milligrams of zinc per gram dry weight of plants, which provides 100% of the recommended daily allowance.

MANGANESE

     Manganese is best known as a component in various enzymes, including those involved in the metabolism of protein, lipids and carbohydrates. Manganese is poorly absorbed and is severely lacking in refined foods. Manganese does not have a recommended daily allowance, but is included in a number of mineral supplement products. Manganese is promoted as having a role as an anti-oxidant and in maintaining healthy bones. The high manganese content in NuCycle's crucifers provides up to 100% of the recommended daily allowance.

SALES AND MARKETING

     We are substantially dependent on a single customer, Technical Sourcing International ("TSI"), to purchase and resell our bulk mineral products. TSI is a nutritional supplement distributor that purchases our mineral products in bulk form for redistribution to distributors and manufacturers of nutritional supplements that serve the international nutritional supplement industry. TSI's customers include private label wholesalers such as General Nutrition Corporation, Nature's Sunshine Products, Weider Nutrition, Twinlabs, Nature's Bounty, Rexall Sundown, and fitness centers, health practitioners, and dispensing nutritionists. NuCycle has begun manufacturing and selling, through TSI, small quantities of a series of natural mineral products, including selenium and chromium containing plants for sale under NuCycle's Phytosel(TM) and Phytochrome(TM) brands.

     To lessen our dependence on Technical Sourcing International, we are negotiating with additional bulk product suppliers. In addition, we have formed a joint venture known as BioScience, L.L.C. with Manhattan Drug Company, Inc. to develop, market and sell various vitamins and nutritional supplements derived from plants. BioScience will sell tablets and capsules as finished products in wholesale and retail markets under a private label to be known as Biomins. NuCycle has entered into a Production Agreement with BioScience whereby NuCycle will be the exclusive producer for BioScience of the raw materials to be used in the Biomins. NuCycle is directly contacting other nutraceutical manufacturers in collaboration with TSI in appropriate market segments, including the diet, sports and health segments, with the concept of natural, plant-based mineral supplements.

     We intend to expand our marketing efforts in the future to include consumer markets such as:

     .    Mail Order Customers.  Mail order customers are reached through print
          --------------------
          and electronic advertising and through Internet web sites. Several companies

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          specialize in direct sales to consumers through mail order advertising. Our materials will be distributed through mail order and e-commerce.

     .    Multilevel Marketing Organizations. Multilevel marketing
          ----------------------------------
          organizations, such as Amway, Shaklee, Celltech NuSkin, and Herbalife, sell products that generally cannot be obtained in stores.

     .    Independent Retailers of Nutritional Supplements.  Retailers include
          ------------------------------------------------
          privately owned health food stores, of which approximately 7,000 exist in the U.S. today according to a survey by the National Nutritional Foods Association. In addition, nutritional supplements are sold widely in pharmacies, wholesale outlets and clubs, and supermarkets.

COMPETITION

     The nutritional supplement industry is fragmented and includes several large manufacturers and many smaller producers and distributors. While a few companies are vertically integrated, most companies contract for finished products. The largest manufacturers typically generate revenues more than $200 million. Several of these companies are publicly traded and represent a growth sector in the stock market. Plant-based supplements, such as herbs, essential fatty acids, and fibers are experiencing the highest growth in the health food industry. Large pharmaceutical companies are entering the market by using their in-house capabilities as well as by entering strategic alliances with existing nutritional supplement companies, or by acquiring existing companies.

     A large number of manufacturers offer mineral-based micronutrient supplements through all relevant marketing outlets. Generally, mineral-based micronutrient products are recovered by mining ores or as byproducts of other chemical processes. These micronutrient products are inexpensive to manufacture, but this type of product is associated with bioavailability and tolerance problems. Advanced formulas containing chelated or organically complexed mineral supplements are appearing on the market. For example, Nutrition 21, a nutritional supplement supplier, offers yeast containing selenium and chromium as organic mineral supplements, and chromium picolinate is also manufactured as an organic source of this mineral. We believe that NuCycle is the only company that offers plant-based nutritional supplements as a source of dietary minerals because plants do not naturally contain sufficient quantities of minerals to be effective supplements and no other company has a technology that causes hyperaccumulation of minerals in plants.

MANUFACTURING PROCESS

     NuCycle has established that its Indian mustard plants can be grown under controlled conditions so that they accumulate individually iron, zinc, selenium, manganese and chromium at concentrations sufficient to supply 100% of the recommended daily intake of these minerals in 100 to 500 milligrams of dried plant material. NuCycle has recently developed and successfully tested the manufacturing capacity of a process for growing plants in water without soil. Present growth facilities have the capacity to produce 2,000 kilograms of mineral supplements per

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month. If necessary, we will expand the capacity of outside plant growth facilities to meet demand.

     NuCycle uses a contract grower, Greenlane of South Jersey, Inc., to cultivate the Indian mustard plants from seed supplied by NuCycle. Greenlane then treats the resulting biomass with solutions of nutritional minerals. We lease storage and greenhouse space from Greenlane to facilitate the cultivation and subsequent drying process of the mineral-based plants. The mineral-enriched plant material is then shipped to Premium Processing in Happauge, New York for grinding and blending. We do not have a contract with Premium Processing.

     When the processing is complete, the bulk powdered material is delivered to us. We then subject it to our quality control and analysis, which includes checking dryness, pH, nutritional mineral content, homogeneity, heavy metal content, tapped density, sieve size, and microbial plate counts. We then prepare a certificate of analysis for each batch of product. Upon receipt of a purchase order from a customer, we transfer the appropriate weight of material into a fiber drum and ship it with a shipping label, packing list, and certificate of analysis.

     The loss of the services of Greenlane or Premium Processing would disrupt the processing of our products and could interfere with our ability to consistently supply products to our customers. We expect that we could resume manufacturing with another supplier of growing or processing services after a delay of one to three months. The mineral salts used to enrich the plants are supplied by one or more of several highly competitive suppliers.

INTELLECTUAL PROPERTY

     NuCycle has established a program to protect its technology and intellectual property by seeking patent and trademark protection. NuCycle has exclusive commercial rights, by assignment or by license, to eight issued United States patents and two pending patent applications. The United States government retains certain rights to those issued patents in which the work was supported by federal funding. These rights include a royalty-free, non-exclusive license for the United States government to use the inventions for its own purposes. NuCycle does not expect the retention of these rights to impact materially on its patent protection or exclusivity in commercialization.

     Several of NuCycle's United States patents and applications have counterparts that have been filed in certain foreign countries. In each case, NuCycle has the exclusive rights in and to the foreign patents and applications. Furthermore, NuCycle continues to protect the inventions developed in its ongoing research projects, and also maintains a funding relationship with Rutgers University through which NuCycle is granted exclusive rights to improvements developed at Rutgers. NuCycle expects that patent applications will continue to be filed on new developments.

     NuCycle also pursues trademark protection for its products and services. NuCycle currently owns one registered trademark, one approved trademark application and several pending trademark applications.

RESEARCH AND DEVELOPMENT

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Research grant funding

     Some of NuCycle's research and development activity is partially or fully underwritten by outside competitive grant funding. This support validates the quality of research and development efforts, and helps defray the costs of conducting research and development. NuCycle anticipates that federal and state grants will continue to defray a portion of the development and commercialization costs. Recently, NuCycle was awarded a $100,000 Small Business Technology Transfer Program grant from the National Cancer Institute to demonstrate the chemopreventative characteristics of its plants.

Bioavailability

     NuCycle has conducted bioavailability testing which has indicated that its plant-based sources of minerals are among the most bioavailable forms of commercially available supplements. In addition, NuCycle is negotiating for a Cooperative Research and Development Agreement with the United States Department of Agriculture laboratory at Cornell University, pursuant to which the laboratory will measure the micronutrient bioavailability in these plants. These measurements involve the uptake of iron and selenium in NuCycle's supplements by human intestinal monolayer cells. These tests will generate data on bioavailability in human cells and the results will be published in the scientific literature by the United States Department of Agriculture.

Speciation

     NuCycle believes that to establish a solid scientific basis for the nutritional value of its plant-based supplements, it is important to identify the speciation in the plants, that is, the chemical form of the minerals in the plants. Dr. David Salt, one of NuCycle's collaborators, has used the Stanford Linear Accelerator to characterize the speciation of selenium and chromium in the plants by high energy X-ray spectroscopy. His work on selenium has been submitted for publication and shows that the selenium is partially metabolized by the plants to L-selenomethionine. The rest of the selenium is present as organically coordinated forms of selenate. All of these types of selenium are considered to be high quality by the nutritional supplement industry, and synthesized L-selenomethionine is sold by Nutrition 21 as yeast-free Selenomax. NuCycle now offers a natural source of L-selenomethionine.

     Future development of NuCycle's nutraceutical products is aimed toward establishing the safety and efficacy in tests with mammals, primarily rats, and human volunteers via nutritional studies. We believe that these tests will confirm the in vitro data indicating that the minerals in NuCycle's plants are more bioavailable than the minerals contained in other micronutrient products. The human tests are of relatively short duration (three to four months) and inexpensive ($100,000 to $200,000) when compared to clinical trials for drugs. The results of these studies will be independently published in scientific literature and can be used to promote NuCycle's products to the popular press. NuCycle is also evaluating the manufacturing, selling and production of multiple minerals in a single plant, and combinations of plant-based mineral and vitamin supplements.

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Limit test

     NuCycle has a contract with Huntingdon Life Sciences Inc. to perform acute oral toxicity studies in rats based on the consumption of NuCycle's plants that contain selenium and chromium. These studies are complete for chromium and selenium, and show no acute toxicity of the supplements in mammals.

Chromium and selenium uptake and metabolism in rodents

     Through a contract with the Department of Functional Biochemistry at the Russian Academy of Sciences, a rodent study over three months on one, three and five times the recommended daily intake of selenium and chromium were conducted using our plants as the nutritional source. These studies measured both bioavailability in mammals and also evaluated any chronic toxicity characteristics of these forms of selenium and chromium. These studies were completed in November 1998, will be published in an international scientific journal, and are definitive for both bioavailability in mammals and safety. These trials are necessary as a precursor to any human nutritional studies.

Human nutritional studies of selenium, chromium and iron

     The Robert Wood Johnson Medical School in New Brunswick, New Jersey has proposed performing human nutritional studies to establish the performance of our selenium product in human volunteers. An additional human nutritional study on the oxidative stress of iron in NuCycle's plants has been proposed by the nutrition laboratory of Dr. Janet King at the University of California, Berkeley.

Selenium as an antioxidant and chemopreventive

     NuCycle is also furthering the scientific development of selenium-containing plants by preparing and submitting grant proposals to the United States Department of Agriculture, the National Science Foundation and the National Institute of Health. Selenium accumulation by plants in the crucifer family, of which broccoli and several of NuCycle's plants are members, combines the antioxidant and anticarcinogenic aspects of selenium and organoselenium compounds with natural organic antioxidants found in cruciferous plants. Cruciferous plants and plant extracts are currently sold as nutritional supplements containing particular compounds that have been linked to improved immune functions. NuCycle believes that organic antioxidants are also present in its plants and is developing the capability to identify and measure these compounds.

     NuCycle is measuring the antioxidative effect of organoselenium enriched supplements and has received funding from the National Cancer Institute for a proposal for further study. There is interest in anticarcinogenic activities of selenium compounds, and the anticarcinogenic activity in rats of selenium has been extensively demonstrated. This concept of phytoselenium could become a major selling point for our product. Approval of funding for this proposal validates the quality of the science being carried out by NuCycle and leverages internal research funding.

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ENVIRONMENTAL LAWS

     The manufacturing of the plant-based products produces a small amount of material that is treated and disposed of as hazardous waste. The treatment and disposal of the waste adds approximately $1.00 per kilogram to our manufacturing costs. The bulk nutritional supplements are stored, transported and treated as food, and, as such, are minimally impacted by environmental regulations.

GOVERNMENT REGULATION

     In the United States and in any foreign markets in which NuCycle may sell its products, NuCycle is and will remain subject to regulations regarding the formulation, manufacture, packaging, labeling, advertising, distribution, importation, storage, sale and product claims of NuCycle's products.

     In the United States, the formulation, manufacture, packaging, labeling, advertising, distribution, storage and sale of our products are subject to extensive and rigorous regulation by federal agencies, including the Food and Drug Administration, the Federal Trade Commission, the United States Department of Agriculture, the Environmental Protection Agency, the United States Postal Service and the United States Customs Service. The Food and Drug Administration, in particular, regulates the formulation, manufacture and labeling of dietary supplements, such as those expected to be manufactured and sold by NuCycle. Food and Drug Administration regulations require us and our suppliers to meet relevant regulatory standards for, among other things, the preparation, packaging and storage of these products. In February 1997, the Food and Drug Administration published an Advance Notice of Proposed Rulemaking for establishing current good manufacturing practice in manufacturing, packing or holding dietary supplements. A final rule has yet to be promulgated, but the Food and Drug Administration is expected to issue a proposed rule in the future.

     A portion of NuCycle's planned sales will come from products that are classified as dietary supplements under the Food, Drug and Cosmetic Act. Pursuant to the Dietary Supplement Health and Education Act of 1994, the Food and Drug Administration has issued regulations governing the labeling of dietary supplements, including specific requirements and guidelines for nutrition labeling, nutrient content claims and health claims, as well as statements that can be made concerning the effect of a dietary supplement on the structure or function of the body. The Food and Drug Administration's regulation of this area is ongoing, and the agency will likely publish additional regulations and guidelines concerning dietary supplements in the future. As a manufacturer of products that are ingested by consumers, we are subject to the risk that one or more of the ingredients in our products may become the subject of adverse regulatory action.

     Our activities are also regulated by various agencies of the states, localities and foreign countries in which NuCycle's products may be manufactured, distributed and sold. In foreign markets, before commencing operations and before making or permitting sales of our products, we may be required to obtain an approval, license or certification from the country's ministry of health or comparable agency. Before entering a new market in which a formal approval, license or certificate is required, we will be required to work extensively with local authorities to obtain the requisite approvals. The approval process generally requires us to present each product and product ingredient to appropriate regulators and, in some instances, arrange for testing of products by local technicians for ingredient analysis. These approvals may be conditioned on reformulation of our products or may be unavailable with respect to certain products or ingredients.

     The Federal Trade Commission and certain states regulate advertising, product and promotional claims, and other consumer matters, including advertising of NuCycle's products. All advertising, promotional and solicitation materials used by distributors must be approved by us before use. The Federal Trade Commission has in the past several years instituted enforcement actions against several dietary supplement companies for alleged or actual false or misleading advertising of certain products. We also are subject to the risk of claims by distributors and customers who may file actions on their own behalf, as a class or otherwise, and may file complaints with federal agencies such as the Federal Trade Commission or the Food and Drug Administration or with state or local consumer affairs offices. Proceedings resulting from these complaints may result in significant defense costs, settlement payments or judgments and could have a material adverse effect on NuCycle.

EMPLOYEES

     We currently have five employees and one non-employee consultant. None of our employees has an employment agreement or is covered by a collective bargaining agreement. We regard our relationships with our employees as excellent. We plan to hire a sales executive with experience and contacts in the nutraceuticals market, and will augment this effort with additional marketing staff as needed.

RISK FACTORS
------------

     Investors should consider carefully the risks described below before investing in our common stock. Investors also should consider all of the other information in this Registration Statement. The risks described below could affect our financial condition and results of operations. Investors may lose part or all of their investments.

OUR ABILITY TO CONTINUE AS A GOING CONCERN IS DEPENDENT UPON OBTAINING FINANCING; WE HAVE A HISTORY OF LOSSES AND EXPECT LOSSES TO CONTINUE.

     The report of our independent auditors on our financial statements expressed uncertainty in our ability to continue as a going concern by noting that we have suffered recurring losses from operations, have insufficient working capital and previously filed for bankruptcy protection. Our financial statements were prepared on a going concern basis, which contemplates the continuation of operations, realization of assets and liquidation of liabilities in the ordinary course of business. Although we have emerged from bankruptcy, our ability to continue as a going concern is dependent upon generating sufficient cash flow from operations or obtaining additional financing. Because we have incurred losses since our inception and expect to continue to incur losses at least through the end of fiscal year 2000, we will need to raise capital to finance our operations. We are currently negotiating with Paxton Ventures Corp. to borrow $500,000 in exchange for an 8% subordinated convertible note. We believe that the $500,000 would provide the capital necessary for us to continue as a going concern for at least 12 months, although there can be no assurance that even with these proceeds our operations will be profitable in the future. Our ability to continue as a going concern is dependent upon our financing efforts being successful.

WE MAY NOT BE ABLE TO OBTAIN ADEQUATE FINANCING TO IMPLEMENT OUR BUSINESS PLAN.

     In addition to requiring financing to continue as a going concern, we will need additional financing to implement our business plan. No assurances can be given that we will be able to obtain the needed financing or that any financing will be on favorable terms. In the alternative, this additional financing may come from investors who would require us to relinquish our marketing, distribution, development or other rights to our products and services. If we are unable to obtain additional funds when required, our research and development programs may be materially adversely affected, which would limit our ability to bring products to the market.

WE HAVE LIMITED EXPERIENCE IN SELLING OUR PRODUCTS.

     Since our inception in 1993, we have specialized primarily in commercializing technology involving metal hyperaccumulating plants to remove heavy metals from contaminated soil and water. We reoriented our focus toward producing nutritional supplements from plants in 1998 and sold the assets related to our remediation business in 1999. Although we have generated some revenue from our nutritional supplements since 1998, we are essentially a start-up operation. Businesses that are in their initial stages of development present substantial business and financial risks and may suffer significant losses. Because our nutritional supplement business is in the early stage of operation and will require significant investment in research and development, we anticipate that we will record operating losses for a number of years. There can be no assurance that we will ever reach profitability or, if we achieve profitability, that it will be sustained.

OUR SHAREHOLDERS MAY BE DILUTED BY FUTURE FINANCINGS.

     We expect that to sustain our future operations we may need to raise funds through the sale of equity securities. These financings would dilute our shareholders' interest in NuCycle, perhaps substantially. Similarly, in connection with obtaining needed financings, we may grant to holders of securities preferred rights superior to those of holders of our Series A Convertible Preferred Stock and common stock or provide other rights that may otherwise adversely affect the holders of preferred and common stock. We also anticipate that to attract additional personnel, we may need to offer stock ownership opportunities or use equity-based compensation. This stock ownership or equity-based compensation will be dilutive to our shareholders.

WE MAY NOT BE ABLE TO PERFECT OUR NEW TECHNOLOGIES OR DEVELOP MARKETABLE
PRODUCTS.

     We have not completed testing of the mineral products that result from our plant-absorption technology. We are not certain that our technology creates, or can be made to create, products that will be commercially viable. If we cannot perfect our technology to create commercially viable products, we will fail.

THERE IS LIMITED DATA ON THE NUTRITIONAL QUALITIES OF OUR PRODUCTS; OUR NEW TECHNOLOGIES MAY NOT GAIN MARKET ACCEPTANCE.

     Our products contain innovative ingredients and combinations of ingredients, and there is limited data regarding the effect of these innovative ingredients and combinations of ingredients on consumers. The novelty of our technologies creates significant uncertainty as to market acceptance. To gain market acceptance, our alternatives to existing technologies must overcome initial market skepticism and resistance. Furthermore, our potential customers do not currently recognize us as an established supplier. We can offer no assurance that our target market will accept any products we offer now or will offer in the future. If we are unable to develop products that are accepted by the market, it is highly likely that we will fail.

WE MAY BE LIABLE FOR CLAIMS THAT OUR PRODUCTS ARE HARMFUL OR INEFFECTIVE.

     We may incur liability to consumers based on claims that our nutritional supplements are harmful or ineffective. Such claims, even if unfounded, could cause damage to our reputation, result in expensive product recalls, or result in high litigation expense. We intend to maintain liability insurance when and to the extent such insurance is available on a cost effective basis. However, we can offer no assurance that insurance will continue to be available to us, or that it will continue to be available on a cost effective basis.

OUR PRODUCTS ARE SUBJECT TO GOVERNMENTAL REGULATIONS.

     Our products will require federal and possibly state regulatory notification and may require federal and state regulatory approval before we can begin marketing those products. This regulation will include regulation by the Food and Drug Administration as to formulation, manufacture and labeling of our products. We can offer no assurance that we will be able to obtain necessary approvals. We may be unable to market our products until all approvals are obtained, and marketing may be delayed for a considerable or indefinite period of time. Regulatory agencies may impose costly procedures upon us to gain approval for our products. Even if we obtain approval for our products, regulatory agencies may withdraw, suspend or limit our approval or marketing rights following post-marketing evaluation of or experience with our products. To the extent that our competitors' products are not regulated in the same way as our innovative products, our competitors would have an advantage. We can offer no assurance that any regulatory approval for our products will be granted on a timely basis, if at all. Any delay or failure in obtaining, or failure to maintain, such approvals could materially and adversely affect the marketing of our products and our ability to generate revenue and earnings.

OUR SUCCESS DEPENDS ON OUR ABILITY TO RETAIN EXISTING AND OBTAIN NEW INTELLECTUAL PROPERTY RIGHTS AND TO PROTECT OUR INTELLECTUAL PROPERTY.

     Our intellectual property rights. To market products and generate revenue,
     --------------------------------
we must obtain patents on our products, retain existing and obtain new licenses to use third-party technologies, protect our trade secrets and operate without infringing on the proprietary rights of others. There is no assurance that our pending patent applications will issue as patents, that any issued or pending patent will provide us with significant competitive advantages, or that successful challenges will not be instituted against the validity or enforceability of any patents we obtain. Our competitors may independently develop similar technologies, duplicate our technology, design around the patented aspects of our technology, or claim that our technology infringes patents or proprietary rights that they own. We may unintentionally infringe the patent rights of competitors developing similar technology. If we are forced to defend the validity and enforceability of our patents or defend against claims of patent infringement, we will face high litigation costs, which will adversely affect our earnings. If we are found to infringe on the intellectual property rights of others, we could be enjoined from continuing to manufacture, market or use the affected product, or be required to obtain a license to continue manufacturing or using the affected product. A license could be very expensive to obtain or may not be available at all. Similarly, changing our products or processes to avoid infringing on the rights of others may be costly or impracticable.

     Our competitors' intellectual property rights. Our competitors may own
     ---------------------------------------------
patents for products or processes that are necessary for or useful to the development, use or manufacture of our products. We may be required to obtain licenses from competitors to develop, manufacture or market our products. We can offer no assurance that we will be able to obtain such licenses on commercially reasonable terms or that the patents underlying the licenses will be valid and enforceable.

     Our unpatented proprietary technology.  We also rely on unpatented
     -------------------------------------
proprietary technology. We can offer no assurance that we can adequately protect our rights in our unpatented proprietary technology, that competitors will not independently develop substantially equivalent proprietary information or techniques, gain access to our proprietary technology, or disclose our technology. If we are unable to protect our proprietary technology, our ability to generate revenues from sales of our products and services would suffer from increased competition.

WE WILL BE CONTROLLED BY PAXTON VENTURES CORP.

     Pursuant to our Plan of Reorganization, Paxton Ventures Corp. will own 25% of the outstanding shares of our common stock and preferred stock. Furthermore, Paxton will beneficially own an additional 7.2% of the outstanding shares of our common and preferred stock through a right to acquire 250,000 additional shares of common stock upon the conversion of a $500,000 promissory note and through a right of IK Capital, Inc., an affiliate of Paxton, to acquire shares of common stock issuable upon the conversion of a warrant. Although Paxton will not own a majority of our outstanding stock, it will own substantially more than any other shareholder. In addition, Lorenzo A. DeLuca, the owner and President of Paxton, is a member of our Board of Directors. As a result, Paxton will be able to influence significantly the election of other individuals to our Board of Directors, the outcome of other matters submitted for shareholder consideration and our operations.

WE ARE DEPENDENT SUBSTANTIALLY ON THE SERVICES OF DR. BURT D. ENSLEY.

     We are dependent substantially in the implementation of our business strategy on Burt D. Ensley, Ph.D., our President and Chief Executive Officer, and founder. Dr. Ensley provides us with research and management expertise. If we lose Dr. Ensley's services, the loss could have a material adverse effect on our business and results of operations. Furthermore, there can be no assurance that we would be successful in attracting and retaining a replacement for Dr. Ensley.

WE MUST ATTRACT AND RETAIN SKILLED MANAGEMENT AND SCIENTIFIC PERSONNEL.

     Because of the specialized nature of our technology, we are highly dependent upon existing management and our ability to attract and retain qualified executive officers and scientific personnel for research and development activities. We are currently seeking to recruit additional qualified senior operating, marketing, scientific and technical personnel. We face intense competition for qualified personnel, and there is no assurance that we will be able to continue to attract and retain the qualified personnel necessary for the development and commercialization of our products.

WE ARE DEPENDENT ON THIRD PARTIES TO MANUFACTURE OUR PRODUCTS.

     We depend substantially on two manufacturers to manufacture our products. The loss of the services of either or both of these two manufacturers would seriously disrupt our product manufacturing and substantially interfere with our ability to deliver consistently our products to our customers. We could resume manufacturing with another supplier of growing or processing services after a delay of one to three months. There can be no assurance that we will be able to obtain other manufacturing contracts, or that we will be able to obtain other manufacturing contracts on favorable terms. If we are unable to obtain other manufacturing contracts on favorable terms, we would have to spend significant time, expense and management resources to develop internal manufacturing capacity. This would adversely affect our ability to develop and market products in a timely manner.

WE ARE SUBSTANTIALLY DEPENDENT ON A SINGLE CUSTOMER.

     The success of our business strategy and our future ability to generate revenues and profits depends on expanding our customer base. We are substantially dependent on a single customer, Technical Sourcing International, to purchase and resell our bulk material products. The loss of this customer would materially adversely affect our ability to generate revenues. Although we are currently negotiating with several bulk product suppliers, there is no assurance that we will be able to attract enough customers to sustain our business strategy and generate profits.

WE FACE COMPETITION FROM ESTABLISHED AND WELL-FINANCED COMPANIES.

     Our future ability to generate revenues and profits will depend in part on our ability to maintain a competitive position with respect to evolving technologies. There is no assurance that technologies and procedures under development or developed in the future by competitors will not render our products and services noncompetitive. Moreover, traditional products offered by competitors can be expected to have continuing market appeal and, accordingly, present a serious competitive challenge to our innovative products. We compete against numerous companies that have substantially greater financial, research and development, testing, marketing and production resources than we do. Many of our competitors have established better name recognition in our target markets than we have. If these factors prevent us from attaining significant market share in our target markets, our ability to generate revenue would suffer.

AN ACTIVE TRADING MARKET FOR OUR COMMON STOCK MAY NOT DEVELOP; THE PENNY STOCK RULES OF THE SECURITIES EXCHANGE ACT OF 1934 MAY LIMIT THE LIQUIDITY OF OUR COMMON STOCK.

     There is no public market for our common stock, and there is no assurance that any trading market for our common stock will develop or be sustained. If a market for our common stock does develop, the "penny stock" rules promulgated under the Securities Exchange Act of 1934 may apply to transactions involving our common stock. If the market price of our common stock is below $5 per share and we are not traded on a national exchange or listed with Nasdaq, a broker-dealer will be required to review and approve any transaction involving our common stock. The broker-dealer must gather the prospective investor's financial information, determine the suitability of the investment for the prospective investor, and provide the prospective investor with additional disclosure. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of our common stock and the ability of our shareholders to trade their common stock.

THE MARKET PRICE OF OUR COMMON STOCK MAY BE VOLATILE.

     If a market for our common stock does develop, there may be significant volatility in the market price of our common stock due to factors that may or may not relate to our performance, including economic forecasts, financial market conditions, variations in demand for nutritional supplements, changes in the mix of products sold, price changes in response to competition, increases in the cost of raw materials, supply shortages, reorganizations, acquisitions and quarterly variations in our results of operations. In particular, the market price of our common stock could be adversely affected by official or unofficial reports regarding the potential health benefits or detriments of our products or of similar products distributed by other companies, as well as by consumer perceptions regarding the safety and efficacy of our nutritional supplements.


ITEM 2.  MANAGEMENT'S DISCUSSION, ANALYSIS AND PLAN OF OPERATION

OVERVIEW

     On May 19, 1999, we filed for protection under Chapter 11 of the Bankruptcy Code. Before entering bankruptcy, we specialized in commercializing technology involving metal hyperaccumulating plants to remove heavy metals from contaminated soil and water. We also developed technology to produce nutritional supplements from plants.

     While in bankruptcy, we sold our remediation assets and reoriented our focus to our nutritional supplement business. We believe that our technology represents a new approach in the development of nutritional products from botanical sources. Unlike the traditional process of identifying nutritionally important molecules from plants, we developed our technologies based on observations that selected cultivars of edible crop plants accumulate high levels of important dietary minerals under controlled conditions. This proprietary process enables us to manufacture new, plant-based sources of minerals such as selenium, chromium, iron, zinc and manganese, and to produce dietary supplements having consistent batch-to-batch quantities and forms of these nutrients.

     Our revenue from our nutritional supplement operations has been minimal to date. In 1998, our sales of nutritional supplements were $13,152, or 1.3% of our total revenue. In 1999, our sales of nutritional supplements dropped to $10,270 but increased to 5.5% of our total revenue due primarily to the sale of our remediation business. Therefore, we are essentially a start-up operation. Accordingly, we expect our results of operations for the year ending December 31, 2000 to differ significantly from prior years. Because our nutritional supplement business is in the early stage of operation and will require significant investment in research and development, we anticipate that we will record operating losses for a number of years.

     As part of our reorganization under Chapter 11, we sold our remediation business to Edenspace Systems Corporation on June 28, 1999. The sale resulted in gross proceeds of $600,000 plus quarterly royalty payments until 2002 equal to 5% of Edenspace's net sales resulting from our remediation technology. In the first quarter of 2000, NuCycle received a royalty payment of $9,300 from Edenspace. Edenspace projects that its net sales resulting from our remediation technology will be approximately $800,000 for the year ending December 31, 2000.

     We operated as a debtor-in-possession until the confirmation of our Plan of Reorganization on February 10, 2000.

     For risks and uncertainties relating to our business, see "Item 1. Description of Business - Risk Factors."

RESULTS OF OPERATIONS

1999 versus 1998

     We entered bankruptcy on May 19, 1999, which severely affected our results of operations. Revenues for the year ended December 31, 1999 were $185,821 compared to $1,015,804 for the year ended December 31, 1998, a decrease of $829,982, or 82%. Our sales of nutritional supplements were $10,270 for the year ended December 31, 1999 compared to $13,152 for the year ended December 31, 1998, a decrease of $2,882, or 21.9%. Our revenue also declined because we sold our remediation assets in June 1999. Our nutritional supplements sales declined because our lack of capital and subsequent bankruptcy inhibited our ability to develop new business.

     Cost of sales for the year ended December 31, 1999 was $74,218 compared to $311,231 for the year ended December 31, 1998, a decrease of $237,013 or 76%. The decrease was due to the sale of our remediation business, of which our cost of sales was $300,885 for the year ended December 31, 1998. Cost of sales as a percentage of revenues for the year ended December 31, 1999 was 39.9% compared to 30.6% for the year ended December 31, 1998.

     Our general and administrative expenses for the year ended December 31, 1999 were $1,413,000 compared to $3,134,120 for the year ended December 31, 1998, a decrease of $1,721,120, or 54.9%. Our general and administrative expenses as a percentage of revenues for the year ended December 31, 1999 were 761.6% compared to 308.5% for the year ended December 31, 1998. The increase as a percentage of revenue was primarily due to our significantly reduced revenue for the year ended December 31, 1999. The decrease in these costs was due to the transfer of our employees and related overhead in connection with the sale of our remediation business and our subsequent restructuring.

     Our general and administrative expenses comprise facilities, marketing, salary and other operating expenses. Our facilities expenses for the year ended December 31, 1999 were $165,146 compared to $259,996 for the year ended December 31, 1998, a decrease of $94,850, or 36.5%. Our facilities expenses declined primarily due to the loss of our lease at our Monmouth Junction, New Jersey facility, which resulted from our inability to pay rent in early 1999, and our subsequent move to a smaller, less costly facility in the same building complex.

     Our marketing expenses for the year ended December 31, 1999 were $21,655 compared to $115,479 for the year ended December 31, 1998 a decrease of $93,824, or 81.2%. The decrease was primarily due to a significant reduction in sales personnel, the sale of our remediation business, insufficient working capital, and our Chapter 11 reorganization. We expect to increase our sales and marketing staff in 2000. In that connection, we expect to increase expenditures for sales and marketing, website development and advertising.

     Our other operating expenses for the year ended December 31, 1999 were $613,640 compared to $1,654,025 for the year ended December 31, 1998, a decrease of $1,040,385, or 62.9%. The decrease was primarily due to reduction in personnel, consulting expenses, professional fees, supplies and travel- related expenses. In 1998, we also incurred approximately $624,000 in costs relating to a withdrawn initial public offering.

     Our salary expenses and related costs for the year ended December 31, 1999 were $671,559 compared to $1,104,620 for the year ended December 31, 1998, a decrease of $433,060, or 39.2%. The decrease was due primarily to the significant reduction in personnel resulting from the sale of our remediation business.

     Our research and development expenses for the year ended December 31, 1999 were $28,000 compared to $37,606 for the year ended December 31, 1998, a decrease of $9,606, or 25.5%. The decrease was primarily due to a decline in our remediation research as the technology was brought to full-scale commercialization, and a lack for working capital to maintain research and development for our nutritional products. We expect to increase our research and development for our nutritional products in 2000 if we generate sufficient working capital.

     Our interest expense for the year ended December 31, 1999 was $243,992 compared to $301,934 for the year ended December 31, 1998, a decrease of $57,942, or 19.2%. This decline resulted from our Chapter 11 bankruptcy filing and the reduced interest accrual on certain promissory notes that were extended beyond their maturity dates.

     We also had nonrecurring expenses of $59,000 related to our Chapter 11 reorganization. These expenses comprised legal and accounting fees for services rendered during the bankruptcy proceeding.

     Our net loss for the year ended December 31, 1999 was $817,413, which included an income tax benefit of $253,000 and the gain on the sale of our remediation assets of $555,802, compared to a net loss for the year ended December 31, 1998 of $2,427,803, which included an income tax benefit of $342,000, a decrease of $1,610,389, or 66.3%. This change was primarily due to our decrease in operating costs in connection with our Chapter 11 bankruptcy filing.

1998 versus 1997

     Revenues for the year ended December 31, 1998 were $1,015,804 compared to $461,452 for the year ended December 31, 1997, an increase of $554,352, or 120.1%. Our sales of nutritional supplements were $13,152 for the year ended December 31, 1998 compared to $0 for the year ended December 31, 1997. Our revenue increased primarily due to growth in our remediation business. Fiscal 1998 was our first year of nutritional supplement sales.

     Cost of sales for the year ended December 31, 1998 was $311,231 compared to $69,172 for the year ended December 31, 1997, an increase of $242,059 or 349.9%. Cost of revenues as a percentage of revenues for the year ended December 31, 1998 was 30.6% compared to 15.0% for the year ended December 31, 1997. Costs of sales as a percentage of revenues increased primarily due to costs associated with the full commercialization of our technology.

     Our general and administrative expenses for the year ended December 31, 1998 were $3,134,120 compared to $2,554,495 for the year ended December 31, 1997, a decrease of $582,625, or 22.8%. This increase was primarily due to costs related to a withdrawn public offering. Our general and administrative expenses as a percentage of revenues for the year ended December 31, 1998 were 308.5% compared to 552.9% for the year ended December 31, 1997. This decrease was primarily due to our increased revenue for the year ended December 31, 1998.

     Our general and administrative expenses comprise facilities, marketing, salary and other operating expenses. Our facilities expenses for the year ended December 31, 1998 were $259,996 compared to $277,674 for the year ended December 31, 1997, a decrease of $17,679, or 6.4%. The decrease was primarily due to lower utilities expenses and annual lease obligations.

     Our marketing expenses for the year ended December 31, 1998 were $115,479 compared to $15,856 for the year ended December 31, 1997, an increase of $99,623, or 628.3%. The increase was primarily a result of an increase in sales-related activities.

     Our other operating expenses for the year ended December 31, 1998 were $1,654,026 compared to $1,182,798 for the year ended December 31,1997, an increase of $471,228, or 39.8%. This increase was primarily due to costs relating to a withdrawn initial public offering. Excluding the initial public offering costs, our other operating expenses for the year ended December 31, 1998 were $1,030,026, compared to $1,182,798 for the year ended December 31, 1997, a decrease of $152,772, or 12.9%. This decline was due to a reduction in travel, lab supplies, placement and depreciation expenses.

     Our salary expenses and related costs for the year ended December 31, 1998 were $1,104,620 compared to $1,074,589, for the year ended December 31, 1997, an increase of $30,031, or 2.8%. This increase was primarily due to the hiring of additional executive, sales, laboratory and operations personnel.

     Our research and development expenses for the year ended December 31, 1998 were $37,606 compared to $768,483 for the year ended December 31, 1997, a decrease of $730,877, or 95.1%. This reduction was primarily due to a decease in our remediation research as the technology was brought to full-scale commercialization.

     Our interest expense for the year ended December 31, 1998 was $301,934 compared to $33,990 for the year ended December 31, 1997, an increase of $267,944 or 788.3%. We incurred additional interest in 1998 due to the issuance of bridge notes totaling approximately $2.2 million in March 1998.

     Our net loss for the year ended December 31, 1998 was $2,427,803, which included an income tax benefit of $342,000, compared to a net loss for the year ended December 31, 1997 of $2,955,142, a decrease of $527,339, or 17.8%. This change was primarily due to a 123% increase in revenue from our remediation business.

LIQUIDITY AND CAPITAL RESOURCES

General

     NuCycle has funded its operations primarily through private placements of preferred stock and the issuance of bridge notes. NuCycle expects to continue to require funding for operating working capital and research and development. NuCycle plans to meet these capital needs from various financing sources, including borrowings, internally generated funds, the issuance of equity securities, the sale of net operating loss carryovers and by entering joint ventures.

     We expect net operating losses in the near term due to our research, development and marketing efforts. We will incur net operating losses until we can generate sufficient revenue from product sales, royalties, development, license and other fees to fund continuing operations. As our internally generated cash is insufficient to meet our working capital requirements, we will require outside sources of funding.

Sources of Capital

     We have obtained and expect to obtain outside funding from the sale of net operating losses, from borrowings and by entering joint ventures. We applied for and are participating in a program administered by the New Jersey Economic Development Authority to sell the tax benefit of our state net operating losses. In December 1999, we received approval from the Bankruptcy Court to sell our net operating losses and entered into a contract with PSE&G. The transaction comprising the first year of our program was completed in early January 2000 and resulted in net proceeds of $342,267, which we must disperse in accordance with the spending plan submitted to the New Jersey Economic Development Authority and the Bankruptcy Court. We expect that we will use the net proceeds for expansion of our manufacturing capacity, development of our informational and e-commerce web sites, public relations, seed production, iron and zinc safety trials, selenium and chromium bioavailability studies and general working capital.

     We are approved to participate in the sale of additional net operating losses of approximately $253,000 in the second year of the program, which begins on July 1, 2000. We plan to use the proceeds for development of additional products and hiring personnel. We expect to apply with the New Jersey Economic Development Authority for approval to sell additional state income tax benefits during the year ending December 31, 2000. We can give no assurance, however, that we will be able to obtain the approval from the New Jersey Economic Development Authority or obtain the certification of the New Jersey Division of Taxation.

     Furthermore, we plan to borrow $500,000 from Paxton Ventures Corp. in exchange for an 8% subordinated convertible note. During the term of the loan, Paxton will be able to convert the note to NuCycle's common stock at a price equal to the greater of $2.00 per share or 85% of the per share market price for NuCycle common stock at the date of conversion.

     We have also formed a joint venture known as BioScience, L.L.C. with Manhattan Drug Company, Inc. to develop, market and sell various vitamins and nutritional supplements derived from plants. This joint venture should provide us with additional capital for operations.

     Although the sale of our net operating losses and the proposed loan from Paxton will assist us with our current and planned operations, we anticipate that we will need additional capital to implement our business plan. We can give no assurance, however, that we will be able to obtain the funding necessary to sustain our operations or research and development.

Cash Requirements

     We have several obligations requiring the outlay of cash. We have a month to month lease with Princeton Corporate Plaza, L.L.C. for our Monmouth Junction, New Jersey facility, which requires a $5,900 monthly payment, including utilities and other operating expenses. We are currently negotiating with Princeton Corporate Plaza, L.L.C. for a long-term lease, which may require a higher monthly rent. In addition, we lease our production facility from Eisenhart Real Estate L.L.C. for a rent of $48,000 in 2000, which includes utilities. The Eisenhart lease requires annual rent of $50,400 in 2001 and $52,920 in 2002 and expires in February 2003.

     Under our Plan of Reorganization, we are required to pay Rutgers University $153,000 in cash or in kind services acceptable to Rutgers over a three year period in consideration for Rutgers providing us with licenses to use certain nutritional supplement technology. We are required to fully repay this obligation in cash when we reach an aggregate of $1,000,000 in gross revenue following the effective date of the Plan of Reorganization.

     We are also obligated under our Plan of Reorganization to pay certain of our current and former employees the remaining two-thirds of their priority claims. We paid our former employees $21,500 on February 10, 2000, which represented the first third of our obligation. Our next payment of $21,500 is due on August 10, 2000. Our final payment of $21,500 is due on February 10, 2001. We expect to be able to pay for this obligation from either the proposed loan from Paxton or the sale of out net operating losses.


ITEM 3.  DESCRIPTION OF PROPERTY

     NuCycle does not own any real property, but leases two properties. We have a month to month lease for 3,600 square feet of laboratory, office and warehouse space in Monmouth Junction, New Jersey at a monthly rental of $5,900. In addition, we lease our production facility in Richwood, New Jersey at an annual rental of $48,000. Management believes that these facilities are adequate for its present needs.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the beneficial ownership of our common stock as of March 31, 2000, after giving effect to the Plan of Reorganization, by: (i) each person or entity known to us to own beneficially 5% or more of the outstanding shares of our common stock; (ii) each of our directors and the executive officer named in Item 6 of this Form 10-SB; and (iii) all of our directors and executive officers as a group. Except as otherwise indicated, each person has sole voting power and investment power with respect to all shares beneficially owned by such person.

                                                                       Number                Percentage
Name of Beneficial Owner                                               of Shares             Ownership /(1)/
------------------------                                               ---------             ----------
Paxton Ventures Corp.                                                  1,336,308/(2)/         32.2%
Lorenzo A. DeLuca                                                      1,336,308/(3)/         32.2%
Burt D. Ensley                                                           313,089/(4)/          8.2%
Environmental Private Equity Fund II, L.P.                               301,389/(5)/          7.9%
Philip J. Whitcome                                                        72,312/(6)/          1.9%
Abraham H. Nechemie                                                       19,755/(7)/            *
Schneur Z. Genack                                                          2,157/(8)/            *
John R. Benemann                                                              --                --
Amy Diamond                                                                   --                --
Harcharan S. Gill                                                             --                --
Peter Nalen                                                                   --                --
Louis Padulo                                                                  --                --
All directors and executive officers as a group (11 persons)           1,760,115/(9)/         41.6%

_______________________
(1) The percentage ownership is based on a like number of shares of common stock issued and outstanding as of March 31, 2000, including 805,266 shares issuable upon the conversion of NuCycle's issued and outstanding Series A Convertible Preferred Stock.
(2) Includes 936,308 shares of common stock to be issued pursuant to NuCycle's Plan of Reorganization, 150,000 shares of common stock issuable upon the exercise of a warrant to be issued to IK Capital, Inc., an affiliate of Paxton, and 250,000 shares of common stock issuable upon the conversion of a $500,000 promissory note to be issued by NuCycle to Paxton in connection with NuCycle's Plan of Reorganization. The $500,000 promissory note will be convertible into common stock at a price equal to the greater of $2.00 per share or 85% of the per share market price of the common stock at the date of conversion. For purposes of the Table, we have assumed a $2.00 per share conversion rate. Paxton's address is 372 Fifth Avenue, Apartment 10B, New York, New York 10018.
(3) Represents the shares that will be beneficially owned by Paxton Ventures Corp. Mr. DeLuca is the owner and President of Paxton Ventures Corp. As such, Mr. DeLuca may be deemed to beneficially own the shares that will be held by Paxton. Mr. DeLuca's address is 372 Fifth Avenue, Apartment 10B, New York, New York 10018.
(4) Includes 34,667 shares of common stock issuable upon the conversion of Series A Convertible Preferred Stock and 67,179 shares of common stock issuable upon the exercise of warrants. Dr. Ensley's address is 1 Deer Park Drive, Suite M, Monmouth Junction, New Jersey 08852.
(5) Includes 138,889 shares of common stock issuable upon the exercise of warrants. The address of Environmental Private Equity Fund II, L.P. is 233
     S. Wacker Drive, Suite 9600, Chicago, Illinois 60606-6306.
(6) Includes 33,333 shares of common stock issuable upon the conversion of Series A Convertible Preferred Stock and 4,843 shares of common stock issuable upon the exercise of warrants.
(7) Includes 8,333 shares of common stock issuable upon the conversion of Series A Convertible Preferred Stock and 2,422 shares of common stock issuable upon the exercise of warrants.
(8) Includes 2,066 shares of common stock issuable upon the exercise of warrants.
(9) See footnotes 3, 4 and 6 through 8 above. Also includes 11,366 shares on common stock and 5,128 shares of common stock issuable upon the exercise of warrants held by one executive officer who is not listed in the table.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth the names and ages of NuCycle's current directors and executive officers. Officers are elected to serve until the meeting of the Board of Directors following the next Annual Meeting of Shareholders or until their successors have been elected and have qualified.



Name                         Age        Position
----                         ---        --------
Philip J. Whitcome, Ph.D.    50         Chairman of the Board, Director
Burt D. Ensley, Ph.D.        51         President and Chief Executive
                                        Officer; Director
Alexander Baltovski          41         Chief Financial Officer
John R. Benemann, Ph.D.      57         Vice President; Director
Lorenzo A. DeLuca            50         Director
Amy Diamond                  43         Director
Schneur Z. Genack            58         Director
Harcharan S. Gill, Ph.D.     59         Director
Peter Nalen                  38         Director
Abraham H. Nechemie          75         Director
Louis Padulo                 58         Director


     PHILIP J. WHITCOME, PH.D. has served as Chairman of the Board of Directors of NuCycle since May 1994 and as a Director of NuCycle since October 1993. Dr. Whitcome devotes only a portion of his time to the business of NuCycle. Dr. Whitcome has served on the Board of Directors of Avigen, Inc. since December 1992 and has served as its Chairman since April 1995. From July 1988 to December 1993, he served as President and Chief Executive Officer of Neurogen Corporation, a biotechnology company involved in the field of neuroscience. Dr. Whitcome holds a Ph.D. in Molecular Biology from the University of California at Los Angeles, an MBA from the Wharton School of the University of Pennsylvania and a B.S. degree in Physics from Providence College. Dr. Whitcome also currently serves on the Board of Directors of Premier Research Worldwide, a contract research organization.

     BURT D. ENSLEY, PH.D. has served as President and Chief Executive Officer and a Director of NuCycle since its inception in April 1993. From 1989 through 1992, Dr. Ensley served as Director of Advanced Technology at Envirogen, Inc., a microbial-based bioremediation company. From 1981 to 1989, Dr. Ensley was the head of the Specialty Chemicals Group at Amgen, Inc. Dr. Ensley received B.S. and M.S. degrees in Biology from the University of New Mexico in 1974 and 1976, respectively, and a Ph.D. in Microbiology from the University of Georgia in 1979. Dr. Ensley has been elected to Fellowship in the American Academy of Microbiology. Since 1996, Dr. Ensley has served on the National Science Foundation's Biology Directorate Advisory Board.

     ALEXANDER BALTOVSKI has served as the Chief Financial Officer of NuCycle since November 1997. Mr. Baltovski has nine years accounting experience. From 1993 to 1997, Mr. Baltovski served as a Financial Operations Principal and Chief Financial Officer of several

NASD member securities firms, most recently Joseph, Dillon and Company, Inc., where he was responsible for regulatory reporting, operations, accounting, and various underwriting and market making activities. Mr. Baltovski received a B.S. degree in Economics from Wagner College in 1981.

     JOHN R. BENEMANN, PH.D. has served as a Vice President and Director of NuCycle since April 2000. Dr. Benemann is a recognized expert in the areas of microalgae and aquatic plant biotechnology, and production processes including metal uptake. He has served as a consultant on heavy metal bioremediation to the U.S. Department of Energy since 1988. Since 1995, he has conducted research at the University of California at Berkeley on photosynthesis and hydrogen production and markets microalgae nutraceuticals in North America for a major foreign-based company. From 1983 to 1988, Dr. Benemann was an Associate Professor at the Georgia Institute of Technology. From 1980 to 1983, he was President of EnBio Inc. in Fairfield, California. Dr. Benemann serves as Chairman of the Board of SeaAg, Inc., an aquaculture company. Dr. Benemann received a B.S. degree in Chemistry and Ph.D. in Biochemistry from the University of California at Berkeley.

     LORENZO A. DELUCA has served as a Director of NuCycle since April 2000. Mr. DeLuca is the owner and President of Paxton Ventures Corp., a venture capital and consulting firm specializing in emerging growth companies and an owner of 25% of NuCycle's preferred and common stock. In connection with Paxton's portfolio investments, Mr. DeLuca has served as officer or director of Action Industries Inc., General Vision Services, Inc., Bio-Reference Laboratories and Merchants Advantage.com. Mr. DeLuca is an attorney admitted to practice in the State of New York and was a founding member of Zervas & DeLuca. Mr. DeLuca received a BA degree from Rutgers College and a J.D. degree from New York Law School.

     AMY DIAMOND has served as a Director of NuCycle since April 2000. Ms. Diamond has been a managing director of Chatsworth Securities since October 1998. From 1996 to 1998, Ms. Diamond was employed as an investment banker at Nolan Securities. As an investment banker, she has closed a variety of financing transactions in the Internet, technology, healthcare and energy industries. Her career also includes corporate finance experience with Lazard Freres and Cornerstone Asset Management, and media experience as an associate producer and production assistant for ABC News and ABC sports. Ms. Diamond serves on the Boards of Shakespeare & Co. and dbusiness.com, a local business news web site. Ms. Diamond has a BA degree in Psychology from New York University and an MBA degree in Finance from New York University's Graduate School of Business.

     SCHNEUR Z. GENACK has served as a Director of NuCycle since August 1996. Since 1987, Mr. Genack has been a member of the General Partnership of the Environmental Venture Fund, L.P., and since 1992 has been a member of the General Partner of Environmental Private Equity Fund II, L.P. Mr. Genack holds a B.S. degree from Yeshiva University and a J.D. degree from New York University School of Law.

     HARCHARAN S. GILL, PH.D. has served as a Director of NuCycle since April 2000. Dr. Gill has extensive executive experience in management, mergers and acquisitions, strategic planning, marketing and sales and corporate restructuring. Since 1997, Dr. Gill has served as the President and CEO of PARS Environmental Inc., a full-service environmental company. From 1994 to 1997, Dr. Gill was Director, President and CEO of Envirogen, Inc., an environmental technology company. From 1971 to 1994, Dr. Gill served in several positions including Vice President, Corporate Development at Dames & Moore, an international civil and environmental engineering company. Dr. Gill serves on the Board of Directors of several private companies. Dr. Gill received a Ph.D. in Civil Engineering from Cornell University.

     PETER NALEN has served as a Director of NuCycle since April 2000. Since July 1999, Mr. Nalen has been a Vice President of the Sawtooth Group, a marketing consulting organization, where he has worked on projects involving managed health care, nutritional supplements and dietary supplements. From 1998 to 1999, Mr. Nalen was Vice President of Marketing at PacificHealth Laboratories, a marketer and distributor of herbal supplements, where he repositioned the marketing of the base brand of PacificHealth's supplements and launched the sales of a new sports drink. From 1996 to 1997, Mr. Nalen was Vice President of Marketing for Burton Snow Boards, where he developed and implemented a global marketing strategy for this industry leader. Mr. Nalen has a BA from Middlebury College and an MBA degree in marketing and management from Northwestern University's J. L. Kellogg Graduate School of Management.

     ABRAHAM H. NECHEMIE has served as a Director of NuCycle since April 2000. Mr. Nechemie has over 50 years of experience in the financial services and management business. In 1968, Mr. Nechemie became a founding partner of Wiss & Company, Certified Public Accountants. He also serves on the Board of Directors of Electro-Catheter Corporation. Mr. Nechemie received a B.S. degree in Accounting from Rutgers University in 1951 and is a Certified Public Accountant (retired) in New Jersey and New York.

     LOUIS PADULO has served as a Director of NuCycle since April 2000. Dr. Padulo is a strategic consultant for several organizations. From 1991 to 1997, Dr. Padulo was President and Chief Executive Officer of the University City Science Center, a business incubator, where he mentored dozens of high technology companies developing innovative new products and services. From 1988 to 1990, Dr. Padulo served as President of the University of Alabama in Huntsville. From 1975 to 1987, he served as Dean of Engineering and later Associate Vice President at Boston University, where he supervised and developed research programs in biomedical engineering and medicine and manufacturing. Dr. Padulo has also been a faculty member in engineering and mathematics at such institutions as Stanford University, the University of Tokyo and the Massachusetts Institute of Technology. Dr. Padulo is a director of several private companies. Dr. Padulo received a Ph.D. in electrical engineering from Georgia Tech University.


ITEM 6.  EXECUTIVE COMPENSATION

     The following summary compensation table sets forth all cash compensation that NuCycle paid, distributed or accrued for services rendered in all capacities by the President and Chief Executive Officer of NuCycle during the 1999, 1998 and 1997 fiscal years. We have omitted all other required tables because there has been no other compensation awarded to, earned by or paid to any of NuCycle's executive officers that is required to be reported.

                                                  Fiscal
          Name and Principal Position             Year       Salary
          ---------------------------             ----       ------
          Burt D. Ensley                          1999       $100,000
          President and Chief Executive Officer   1998       $120,000
                                                  1997       $120,000

     None of our executive officers has an employment agreement. Burt D. Ensley currently has an annual salary of $100,000.

STOCK OPTION PLAN

     NuCycle has a stock option plan, the NuCycle Therapy, Inc. 2000 Stock Option Plan (the "Plan") to provide a means whereby NuCycle Therapy, Inc. may, through the grant of incentive and nonqualified stock options, attract and retain employees, consultants and non-employee directors and motivate them to exercise their best efforts on behalf of NuCycle. There are currently no options outstanding under the Plan and no shares of common stock of NuCycle Stock have been issued pursuant to the Plan.

     The following is a summary of certain provisions of the Plan.

General

     Pursuant to the Plan, NuCycle may issue options to purchase a total of 400,000 shares of common stock to employees, consultants and non-employee directors of NuCycle. The Plan provides that employees, consultants and non-employee directors are eligible to receive nonqualified stock options, while only employees are eligible to receive incentive stock options. The incentive stock options offer employees certain tax advantages discussed below which are not available under nonqualified stock options.

     The Board of Directors of NuCycle or the Compensation Committee whose members are appointed by the Board administers the Plan. The Board and the Compensation Committee are referred to as the Committee. The Committee has discretion in setting the terms of options granted to employees, consultants and non-employee directors.

Exercise Terms and Price.

     The Committee determines certain terms of the options, including the number of shares of common stock subject to the option. The exercise price of incentive stock options will be 100 percent of the fair market value of a share of common stock on the date the option is granted and the option term may not exceed ten years. The exercise price of non-qualified stock options will be at least 75 percent of the fair market value of a share of Common Stock on the date the Option is granted and the option term may not exceed ten years.

     Options become exercisable in installments as the Committee may determine for each individual option grant. The vesting schedule for each option is set forth in the option agreement for such option. The Committee may, in its discretion, accelerate the date on which options may be exercised if it determines that to do so would be in the best interests of NuCycle and the participants in the Plan.

     An employee, non-employee director or consultant may pay the exercise price of an option in cash or its equivalent. The Committee may also permit an optionee to pay the exercise price through a so-called broker-financed transaction, through a loan from NuCycle or in any combination of such methods. The Committee may permit an employee to pay the tax withholding obligation with common stock issuable upon the exercise of the nonqualified stock option or previously acquired common stock.

Termination of Options

     When an employee, non-employee director or consultant terminates service, his or her option may expire before the end of the option term. For example, if an employee, non-employee director or consultant's service terminates for a reason other than cause, death or disability, his or her options generally remain exercisable for up to thirty days after termination of service, unless the Committee provides for a longer period. If the employee, non-employee director or consultant's service is terminated for cause, his or her options generally terminate on the date of termination, unless the Committee provides for a longer period. If the employee, non-employee director or consultant's service terminates due to death or disability, his or her options generally remain exercisable for up to one year after termination of service, unless the Committee provides for a longer period. All options, however, expire no later than the expiration date specified in the option agreement.

Transferability

     Options generally are not transferable, except by will or under the laws of descent and distribution. Nonqualified stock options, however, may be transferred if, and to the extent, the Committee so provides in the option agreement.

Certain Corporate Transactions.

     If there is a change in NuCycle's capitalization that affects its outstanding common stock, the aggregate number of shares of common stock subject to options, together with the option exercise price, will be adjusted by the Committee, as described in the Plan. The Plan also provides that, in the event of a merger, consolidation or other specified corporate transaction, outstanding options will be assumed by the surviving or successor corporation, if any. However, the Plan also authorizes the Committee to terminate the options in the event of such a corporate transaction, after giving advance notice.

Effective Date.

     The Plan became effective on April 17, 2000, the date it was adopted by the Board, provided that requisite shareholder approval is obtained within one year of such date.

Amendment/Termination.

     The Board may amend or suspend the Plan. However, shareholder approval is required for certain amendments, such as an increase in the number of shares of common stock authorized for issuance of incentive stock options, and a change to the class of employees who may receive incentive stock options under the Plan. Requisite shareholder approval is also required for any amendment that would require shareholder approval under Section 162(m) of the Internal Revenue Code, or under the rules of the market on which common stock is listed.

     The Board may terminate the Plan at any time and for any reason.

Federal Income Tax Consequences.

     The federal income tax consequences of granting and exercising options under the Plan are as follows (based on January 1, 2000 federal tax laws and regulations). The grant of an option does not result in federal income tax consequences for the optionee or a deduction for NuCycle.

     When an option is exercised, the federal income tax consequences depend on whether the option is an incentive stock option or a nonqualified stock option. An optionee exercising a nonqualified stock option will recognize ordinary income equal to the difference between the fair market value of the stock exercised (on the date of exercise) and the option price. An employee will not recognize taxable income as a result of acquiring stock by exercising an incentive stock option. The difference between the fair market value of the exercised stock on the date of exercise and the exercise price will, however, generally be treated as an item of adjustment for purposes of alternative minimum taxable income. If the employee holds the stock he receives on exercise of an incentive stock option for the required period of time, the employee will have a capital gain (or loss) when the stock is later sold. If the employee does not hold the stock for the required period of time, the employee will generally have ordinary income when the stock is sold.

     When an optionee recognizes ordinary income on the exercise of an nonqualified stock option or the sale of stock acquired on exercise of an incentive stock option, NuCycle is generally entitled to a deduction in the same amount. Certain requirements, such as reporting the income to the IRS, must be met for the deduction to be allowable.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In May 1997, NuCycle issued secured promissory notes for an aggregate of $229,000 to Abraham H. Nechemie and Philip J. Whitcome, each a director of NuCycle, and to Burt D. Ensley, a beneficial owner of 8.2% of NuCycle's common and preferred stock, and a director and the President and Chief Executive Officer of NuCycle. The entire balance of the notes remained outstanding as of December 31, 1999 and the notes continued to accrue interest at annual rates of either 5% or 10%. Under the Plan of Reorganization, the noteholders will be issued an aggregate of 76,333 shares of Series A Preferred Stock in exchange for the cancellation and termination of their notes.

     Between May 1998 and June 1999, NuCycle issued unsecured promissory notes to Dr. Ensley for an aggregate of $174,000. The entire balance of the unsecured notes remained outstanding as of December 31, 1999 and the notes continued to accrue interest at a 6% annual rate. Under the Plan of Reorganization, Dr. Ensley will be issued 34,800 shares of common stock in exchange for the cancellation and termination of the notes.

     In August 1998, NuCycle completed an offering of 2,600,000 shares of Series B Preferred Stock and warrants to purchase a total of 2,600,000 shares of Common Stock, which raised an aggregate of $650,000. In the offering, Dr. Ensley purchased 600,000 shares of Series B Preferred Stock and warrants to purchase 600,000 shares of Common Stock of NuCycle for an aggregate purchase price of $150,000. Under the Plan of Reorganization, the Series B Preferred Stock purchased by Dr. Ensley will be converted into common stock and the warrants issued as part of the purchase will be canceled and replaced by new warrants. See "Item 1. Description of Business - Organizational/Historical Background."

     In August 1999, NuCycle entered into a Letter Agreement with Paxton Ventures Corp., under which Paxton is to provide NuCycle with investment banking services and assistance in preparing and financing NuCycle's Plan of Reorganization. Lorenzo A. DeLuca, a director of NuCycle, is the owner and President of Paxton. In exchange for its services under the Letter Agreement, Paxton will be issued 936,308 shares of NuCycle's common stock, Paxton will lend NuCycle $500,000 in exchange for an 8% subordinated convertible note, and Paxton's affiliate, IK Capital, Inc., will be issued a warrant to purchase 150,000 shares of NuCycle's common stock. See "Item 1. Description of Business - Organization/Historical Background."

     In March 2000, NuCycle entered into a Sales and Marketing Agreement with John R. Benemann, Ph.D., a Vice President and director of NuCycle. Under the Agreement, Dr. Benemann will assist NuCycle in selling and marketing NuCycle's products. In exchange for such services, NuCycle will pay Dr. Benemann a 10% commission on net sales to customers secured by Dr. Benemann.


ITEM 8.  DESCRIPTION OF SECURITIES

     The authorized capital stock of NuCycle consists of 8,000,000 shares of common stock, no par value, and 2,000,000 shares of preferred stock, no par value, which includes 1,000,000 shares of Series A Convertible Preferred Stock. Upon implementation of NuCycle's Plan of Reorganization, there will be 2,939,967 shares of common stock outstanding and 805,266 shares of Series A Convertible Preferred Stock outstanding. In addition, upon implementation of the Plan of Reorganization, there will be outstanding warrants for the purchase of 446,335 shares of common stock. NuCycle also will issue a warrant to purchase 150,000 shares of common stock to IK Capital, Inc. There were no outstanding stock options. The following description of NuCycle's capital stock is a summary, which is not complete and is subject in all respects to NuCycle's Amended and Restated Certificate of Incorporation, NuCycle's By-laws and New Jersey law.

     NuCycle's Board of Directors has the power to divide the authorized and unissued shares of NuCycle's capital stock into classes and into series within any class or classes, to determine the designation and the number of shares of any class or series, to determine the relative rights, preferences, and limitations of the shares of any class or series, including without limitation, the convertibility of any shares of one class or series into shares of another class or series, and to change the designation or number of shares, or the relative rights, preferences or limitations of the shares, or any established series or class, of which no shares have been issued, all to the fullest extent and in the manner provided by the New Jersey Business Corporation Act. The number of shares of authorized common stock may be increased or decreased (but not below the number then outstanding) by the affirmative vote of a majority of NuCycle's shareholders, voting together as a single class.

COMMON STOCK

     The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the NuCycle shareholders, including the election of directors. The common shareholders do not have cumulative voting rights in an election of directors.

     Subject to the participation rights of the outstanding preferred stock, the holders of common stock are entitled to receive dividends in the amounts and at the time when declared by NuCycle's board of directors out of funds legally available. In the event of the liquidation, dissolution or winding up of NuCycle, subject to the preferential rights of the outstanding preferred stock, holders of common stock are entitled to receive, on a pro rata basis, all assets of NuCycle available for distribution to the common shareholders.

     Other than the rights described above, the common shareholders have no preemptive, subscription, redemption, or conversion rights, nor are they entitled to the benefit of any sinking fund. The rights of common shareholders are subject to the rights of the existing holders of Series A Convertible Preferred Stock and will be subject to the rights of any series of preferred stock that NuCycle may issue in the future.

PREFERRED STOCK

     NuCycle's board of directors has designated 1,000,000 shares of preferred stock as Series A Convertible Preferred Stock.

Series A Convertible Preferred Stock

     The holders of Series A Convertible Preferred Stock have the right to one vote for each share of common stock into which their shares of Series A Preferred Stock could then be converted. The Series A Convertible Preferred shareholders have equivalent voting rights to the common shareholders and therefore are entitled to vote on all matters submitted to a vote of the shareholders of NuCycle, including the election of directors. The Series A Convertible Preferred shareholders do not have cumulative voting rights in an election of directors.

     The holders of the Series A Convertible Preferred Stock are entitled to participate with the holders of common stock on a pro rata basis in receiving dividends in the amounts and at the time when declared by NuCycle's board of directors out of funds legally available, based on the number of shares of common stock held by each class of stock (assuming the conversion of all of the Series A Convertible Preferred Stock into common stock). The pro rata distribution does not apply to a dividend payable in common stock or other securities or rights convertible into or entitling the common shareholder to receive, directly or indirectly, additional shares of NuCycle common stock.

     In the event of a liquidation, dissolution or winding up of NuCycle, whether voluntary or involuntary, the holders of Series A Convertible Preferred Stock shall have a preference of $3.00 per share from all of the assets of NuCycle available for distribution to the shareholders. The liquidation preference for the Series A Convertible Preferred Stock includes all declared and unpaid dividends and will be adjusted for stock splits, reverse stock splits and similar types of transactions. If the assets of NuCycle are insufficient to satisfy the Series A Convertible Preferred shareholders' preference, then the NuCycle assets will be distributed to the Series A Convertible Preferred shareholders on a pro rata basis. The remaining assets will be distributed to the holders of common stock on a pro rata basis.

     The shares of Series A Convertible Preferred Stock will convert into shares of common stock on the earlier of March 30, 2001, or the last business day before the closing of a securities offering by NuCycle of at least $4.0 million. The shares of Series A Convertible Preferred Stock will convert on a one-to-one basis to shares of common stock, subject to any adjustments resulting from prior stock splits, stock dividends or other subdivisions of the outstanding shares of common stock.

     Other than these conversion rights and the rights described above, the Series A Convertible Preferred shareholders have no preemptive, subscription or redemption rights, nor are they entitled to the benefit of any sinking fund.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for NuCycle's common stock is Registrar and Transfer Company. Its address is 10 Commerce Drive, Cranford, New Jersey 07016, and its telephone number is (800) 456-0596.


                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     There is no public trading market for the common stock of NuCycle.

     Upon implementation of NuCycle's Plan of Reorganization, there will be issued and outstanding 2,939,967 shares of common stock held by approximately 266 holders of record. Upon implementation of the Plan of Reorganization, there will be issued and outstanding 805,266 shares of preferred stock held by approximately 34 holders of record.

     In accordance with the Plan of Reorganization, NuCycle will issue warrants to purchase 446,335 shares of its common stock. The warrants will have an exercise price of $8.00 per share and will be issued to NuCycle's former warrant and option holders whose securities were terminated under the Plan of Reorganization. There are no options outstanding. In addition, NuCycle will issue a warrant to purchase 150,000 shares of common stock pursuant to the Plan of Reorganization.

     Neither NuCycle nor its predecessor Phytotech has declared or paid any cash dividends on its common stock. NuCycle presently, and for the foreseeable future, intends to retain all its earnings, if any, for the development of its business. The declaration and payment of cash dividends in the future will be at the discretion of the Board of Directors, and will depend upon a number of factors, including among others, future earnings, operations, funding requirements, the general financial condition of NuCycle, and such other factors as the Board of Directors may deem relevant.

     The shares of NuCycle common stock (including those shares of common stock issued upon the conversion of Series A Preferred stock and the exercise of warrants) that will be subject to Rule 144 are the 313,089 shares of common stock beneficially held by Burt D. Ensley, a director and President and Chief Executive Officer of NuCycle, the 72,312 shares of common stock beneficially held by Philip J. Whitcome, the Chairman of NuCycle's Board of Directors, the 16,494 shares of common stock beneficially held by Alexander Baltovski, the Chief Financial Officer of NuCycle, the 19,755 shares of common stock beneficially held by Abraham H. Nechemie, a director of NuCycle, and the 1,336,308 shares of common stock beneficially held by Paxton Ventures Corp. and deemed to be beneficially held by Lorenzo A. DeLuca, the owner and President of Paxton, and director of NuCycle.


ITEM 2.  LEGAL PROCEEDINGS

     On May 19, 1999, Phytotech, Inc., the predecessor to NuCycle, filed a Chapter 11 Petition for Reorganization, docketed to Case No. 99-55905/KCF in the United States Bankruptcy Court for the District of New Jersey. In June 1999, Phytotech changed its name to NuCycle Therapy, Inc. in connection with the sale of its remediation business. NuCycle filed a Plan of Reorganization with the Bankruptcy Court on October 15, 1999. The Bankruptcy Court confirmed the Plan of Reorganization on February 10, 2000 with an effective date of February 21, 2000.

     No other material legal proceedings to which NuCycle or any of its property is subject or pending, nor to the knowledge of NuCycle are any such legal proceedings threatened.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE


     The firm of KPMG Peat Marwick, LLP served as the independent accountants of NuCycle until May 19, 1999 and issued an opinion with respect to the audit of NuCycle's balance sheets as of December 31, 1997 and the related statements of operations, stockholder's equity/deficit and statements of cash flows for each of the two years for the period ended December 31, 1997. Following NuCycle's filing for Chapter 11 bankruptcy protection, NuCycle and KPMG Peat Marwick, LLP mutually agreed to terminate their relationship due to the conflict resulting from the status of KPMG Peat Marwick, LLP as an unsecured creditor.

     The reports of KPMG Peat Marwick, LLP on NuCycle's financial statements for the two years ended December 31, 1997 contained a going concern qualification, but did not contain any adverse opinion or disclaimer of opinion, or modification or qualification as to audit scope or accounting principles. In connection with the audits for the fiscal year ended December 31, 1997 and through May 19, 1999, there have been no disagreements between NuCycle and KPMG Peat Marwick, LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG Peat Marwick, LLP would have caused them to make reference thereto in their report on NuCycle's financial statements for the years ended December 31, 1997. During the fiscal year ended December 31, 1997 and through May 19, 1999, there have been no reportable disagreements or events (as defined in Item 304(a)(1)(iv) of Regulation S-B of the Securities and Exchange Commission).

     NuCycle has provided KPMG Peat Marwick, LLP with a copy of the above statements and has requested that KPMG Peat Marwick, LLP furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of this letter is attached as an Exhibit to this Form 10-SB.

     On December 15, 1999, the Bankruptcy Court approved the appointment of Richard A. Eisner & Company, LLP, to serve as NuCycle's new independent auditors. Richard A. Eisner & Company, LLP audited NuCycle's financial statements as of December 31, 1999 and for each of the years in the two year period ended December 31, 1999, which are included in this Form 10-SB.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     The following sets forth NuCycle's sales of securities within the past three years:

     In September 1997, NuCycle issued an aggregate of 12.25 units to accredited investors for $1,225,000. Each unit consisted of a 10% non-negotiable secured promissory note for $100,000 and warrants to purchase 20,000 shares of NuCycle common stock. NuCycle issued these securities pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). Under the Plan of Reorganization, these warrants will be canceled and replaced by new warrants to be issued by NuCycle. See "Description of Business - Organizational History/Background."

     In March 1998, NuCycle issued an aggregate of 9.618 units to accredited investors for $961,800. Each unit consisted of a 12% non-negotiable secured promissory note for $100,000 and warrants to purchase 30,000 shares of NuCycle common stock. NuCycle issued these securities pursuant to Section 4(2) of the Securities Act. Under the Plan of Reorganization, these warrants will be canceled and replaced by new warrants to be issued by NuCycle. See "Description of Business - Organizational History/Background."

     In July 1998, January 1999 and April 1999, NuCycle issued an aggregate of 984,060 shares of Series C Preferred Stock to those holders of the secured promissory notes issued in September 1997 and March 1998 who agreed to extend the maturity of their notes. NuCycle issued these securities pursuant to Section 4(2) of the Securities Act. Under the Plan of Reorganization, the Series C Preferred Stock will be converted into common stock. See "Description of Business - Organizational History/Background."

     In August 1998, NuCycle issued an aggregate of 2,600,000 shares of Series B Preferred Stock and warrants to purchase an aggregate of 2,600,000 shares of common stock to four accredited investors for $650,000. NuCycle issued these securities pursuant to Section 4(2) of the Securities Act. Under the Plan of Reorganization, the Series B Preferred Stock will be converted into common stock and the warrants will be canceled and replaced by new warrants to be issued by NuCycle. See "Description of Business - Organizational History/Background."

     Under the Plan of Reorganization, NuCycle will issue an aggregate of 2,003,659 shares of common stock, 805,266 shares of Series A Preferred stock, and warrants to purchase 446,335 shares of common stock. These securities that will be issued under the Plan of Reorganization will be exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(7) of the Securities Act and Section 1145 of the Bankruptcy Code.

     NuCycle will issue 936,308 shares of common stock to Paxton Ventures Corp. and will issue a warrant to purchase 150,000 shares of common stock to IK Capital, Inc., an affiliate of Paxton, in connection with Paxton providing NuCycle with investment banking services and assistance in preparing and financing the Plan of Reorganization. In addition, NuCycle will issue an 8% subordinated note to Paxton for $500,000, which is convertible into NuCycle common stock at a price equal to the greater of $2.00 per share or 85% of the per share market price of the common stock at the date of conversion. NuCycle will issue these securities pursuant to Section 4(2) of the Securities Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The following areas of indemnification apply to NuCycle:

NEW JERSEY STATUTORY INDEMNIFICATION PROVISIONS

     Section 14A:3-5 of the New Jersey Business Corporation Act provides that where a corporate agent, which is defined as a director, officer, employee or agent acting on behalf of the corporation, has acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, a corporation may indemnify the corporate agent for all reasonable costs, disbursements and counsel fees and any amounts paid or incurred to satisfy settlements, judgments, fines and penalties. If a corporate agent has been successful on the merits of a case, suit or proceeding, the corporation is obligated to indemnify the corporate agent. The corporation may broaden a corporate agent's right to indemnification beyond what the statute provides in its certificate of incorporation or by-laws, provided, that the corporate agent has not breached his or her duty of loyalty to the corporation's shareholders, the corporate agent has acted in good faith and has not received an improper personal benefit. A corporation may not indemnify a corporate agent if the corporate agent is adjudged liable to the corporation, unless a court with jurisdiction determines otherwise. A corporation may purchase and maintain insurance on behalf of the corporate agent whether or not the corporation has the power to indemnify the corporate agent under the New Jersey statute.

CERTIFICATE OF INCORPORATION AND BYLAWS

     Article Seventh of NuCycle's Amended and Restated Certificate of Incorporation provides as follows:

     All corporate officers, directors, employees and agents shall be indemnified to the full extent permitted by law. Such indemnification may be funded through insurance or otherwise as authorized by the Board of Directors.

     Article VII of NuCycle's Amended and Restated By-laws provides as follows:

     The Corporation shall indemnify to the full extent permitted by law any person made, or threatened to be made, a party to an action, suit or proceedings (whether civil, criminal, administrative or investigative) by reason of the fact that he, his testator or intestate is or was a director, officer, employee or agent of the Corporation or serves or served any other enterprise as such at the request of the Corporation.

SEC POSITION ON INDEMNIFICATION FOR SECURITY ACT LIABILITY

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of our Company pursuant to the foregoing provisions, or otherwise, NuCycle has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by NuCycle of expenses incurred or paid by a director, officer or controlling person of NuCycle in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, NuCycle will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

OFFICERS AND DIRECTORS LIABILITY INSURANCE

     At present, NuCycle maintains an officers and directors liability insurance policy that provides comprehensive coverage for a maximum of $1,000,000 of liability for each occurrence with a $25,000 deductible for each occurrence.
The policy will expire on September 3, 2000 unless it is renewed before such date.

                                   PART F/S

                             NUCYCLE THERAPY, INC.

                             FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
NuCycle Therapy, Inc. (debtor in possession)


We have audited the accompanying balance sheet of NuCycle Therapy, Inc. (debtor in possession) as of December 31, 1999 and the related statements of operations, capital deficiency and cash flows for each of the years in the two-year period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of NuCycle Therapy, Inc. (debtor in possession) as of December 31, 1999 and the results of its operations and its cash flows for each of the years in the two-year period then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that NuCycle Therapy, Inc. (debtor in possession) will continue as a going concern. As discussed in Note A to the financial statements, NuCycle Therapy, Inc. has suffered recurring losses from operations and has insufficient working capital to fund its current operating requirements and in May 1999 sought the protection of the Bankruptcy Court. Management's plans in regard to these matters are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Richard A. Eisner & Company, LLP


Florham Park, New Jersey
January 31, 2000

With respect to Note A
February 10, 2000

With respect to Note I
February 9, 2000

NUCYCLE THERAPY, INC.
(debtor in possession)

Balance Sheet
December 31, 1999


                                                                                               Pro Forma     Pro Forma
                                                                                              Adjustments     (Note A)
                                                                                              -----------   -----------
ASSETS
Current assets:
 Cash and cash equivalents                                                    $    155,000                  $   155,000
 Inventory                                                                          70,000                       70,000
 Other current assets                                                               24,000                       24,000
                                                                              ------------   ------------   -----------
   Total current assets                                                            249,000                      249,000

Property and equipment, net                                                         58,000                       58,000
Deferred debt offering costs, net                                                   13,000    $   (13,000)
Deferred tax asset                                                                 595,000                      595,000
Other assets                                                                        21,000                       21,000
                                                                              ------------   ------------   -----------

                                                                              $    936,000    $   (13,000)  $   923,000
                                                                              ============   ============   ===========

LIABILITIES AND CAPITAL DEFICIENCY
Current liabilities not subject to compromise - accounts payable
 and accrued expenses                                                         $    179,000                  $   179,000
                                                                              ------------   ------------   -----------
Current liabilities subject to compromise:
 Accounts payable and accrued expenses - pre-petition                            2,384,000    $(2,166,000)      218,000
 Notes payable - related parties                                                   403,000       (403,000)
 Notes payable                                                                   1,325,000     (1,325,000)
 Convertible notes payable                                                         962,000       (962,000)
                                                                              ------------   ------------   -----------
                                                                                 5,074,000     (4,856,000)      218,000
                                                                              ------------    -----------   -----------
    Total current liabilities                                                    5,253,000     (4,856,000)      397,000
                                                                              ------------    -----------   -----------

Commitments

CAPITAL DEFICIENCY
Authorized 100,000,000 shares all capital stock 42,000,000
 undesignated
Series A convertible preferred stock, no par value, voting,
 authorized 10,000,000 shares; issued and outstanding
 6,364,500 shares (aggregate liquidation value $5,091,600)                       5,206,000     (5,206,000)
Series B convertible preferred stock, no par voting,
 8,000,000 shares authorized, 2,600,000 shares,
 issued and outstanding                                                            650,000       (650,000)
Series C convertible preferred stock, no par voting,
 984,060 shares subscribed                                                         279,000       (279,000)
Series A convertible preferred stock to be issued upon emerging from
 bankruptcy, 805,266 shares to be issued, at liquidation value                                  2,416,000     2,416,000
Common stock, no par value, voting, authorized 35,000,000
 shares issued and outstanding 4,095,000 shares (1999)                             308,000       (308,000)
Common stock, no par value, voting to be issued upon emerging
 from bankruptcy protection, 2,003,659 shares to be issued                                      6,925,000     6,925,000
Common stock, no par value, non-voting, authorized
 5,000,000 shares; issued and outstanding 1,044,700 shares                          57,000        (57,000)
 Additional paid-in capital                                                        290,000       (124,000)      166,000
Accumulated deficit                                                            (10,983,000)     2,002,000    (8,981,000)
Deferred compensation                                                             (124,000)       124,000
                                                                              ------------   ------------   -----------
    Total stockholders' equity (capital deficiency)                             (4,317,000)     4,843,000       526,000
                                                                              ------------    -----------   -----------

                                                                              $    936,000    $   (13,000)  $   923,000
                                                                              ============    ===========   ===========

See notes to financial statements

NUCYCLE THERAPY, INC.
(debtor in possession)

Statements of Operations

                                                                                              Year Ended December 31,
                                                                                                1999          1998
                                                                                            -----------    -----------
Revenues:
 Grant revenue                                                                              $    65,000    $   406,000
 Environmental plant sales                                                                      111,000        597,000
 Nutritional supplements revenue                                                                 10,000         13,000
                                                                                            -----------    -----------
                                                                                                186,000      1,016,000
Cost of sales                                                                                    74,000        311,000
                                                                                            -----------    -----------
                                                                                                112,000        705,000
Operating expenses:
 Research and development                                                                        28,000         38,000
 General and administrative                                                                   1,413,000      3,135,000
                                                                                            -----------    -----------
                                                                                              1,441,000      3,173,000
                                                                                            -----------    -----------
Loss from operations                                                                         (1,329,000)    (2,468,000)
                                                                                            -----------    -----------

Other income (expense):
 Royalty income - net                                                                             6,000
 Gain on sale of assets and contracts                                                           556,000
 Interest expense                                                                              (244,000)      (302,000)
                                                                                            -----------    -----------
                                                                                                318,000       (302,000)
                                                                                            -----------    -----------
Loss before reorganization item and income tax benefit                                       (1,011,000)
Reorganization item - professional fees                                                          59,000
                                                                                            -----------

Loss before income tax benefit                                                               (1,070,000)    (2,770,000)
Income tax benefit                                                                              253,000        342,000
                                                                                            -----------    -----------

Net loss                                                                                    $  (817,000)   $(2,428,000)
                                                                                            ===========    ===========

Basic and diluted net loss per share                                                             $(0.16)        $(0.47)
                                                                                            ===========    ===========

Weighted average shares outstanding                                                           5,139,300      5,138,638
                                                                                            ===========    ===========

Pro forma basic and diluted net loss per share from continuing operations giving retroactive effect to the shares of new common stock outstanding
 as of February 10, 2000                                                                         $(0.41)        $(1.21)
                                                                                            ===========    ===========

Pro forma weighted average shares outstanding as of February 10, 2000                         2,003,659      2,003,659
                                                                                            ===========    ===========

See notes to financial statements

NUCYCLE THERAPY, INC.
(debtor in possession)

Statements of Capital Deficiency

                                                                 Common Stock
                                        Preferred   -----------------------------------------
                                          Stock           Voting             Non-voting        Additional
                                       -----------  -----------------------------------------    Paid-in     Accumulated
                                         Amount      Amount     Shares     Amount    Shares      Capital       Deficit
                                       -----------  ---------  ---------  --------  ---------  ----------   -------------

Balance as of,
   December 31, 1997                    $5,206,000   $308,000  4,095,000   $56,000  1,039,400   $ 385,000    $ (7,738,000)
Stock options exercised                                                      1,000      5,300
Deferred compensation
 resulting from the grant
 of options                                                                                       146,000
Reduction of deferred
 compensation due to
 forfeitures of options                                                                           (28,000)
Amortization of deferred
 compensation
Issuance of Series B
 convertible preferred stock               650,000
Issuance of Series C
 convertible preferred stock               164,000
Net loss                                                                                                       (2,428,000)
                                       -----------  ---------  ---------  --------  ---------  ----------   -------------

Balance as of
   December 31, 1998                     6,020,000    308,000  4,095,000    57,000  1,044,700     503,000     (10,166,000)
Issuance of Series C
 convertible preferred stock               115,000
Reduction of deferred
 compensation due to
 forfeitures of options                                                                          (213,000)
Amortization of deferred
 compensation
Net loss                                                                                                         (817,000)
                                       -----------  ---------  ---------  --------  ---------  ----------   -------------

Balance as of
 December 31, 1999                      $6,135,000   $308,000  4,095,000   $57,000  1,044,700   $ 290,000    $(10,983,000)
                                       ===========  =========  =========  ========  =========  ==========   =============



                                       Deferred
                                       Compensa-
                                          Tion          Total
                                       ----------    -----------

Balance as of,
   December 31, 1997                    $(366,000)   $(2,149,000)
Stock options exercised                                    1,000
Deferred compensation
 resulting from the grant
 of options                              (146,000)
Reduction of deferred
 compensation due to
 forfeitures of options                    28,000
Amortization of deferred
 compensation                              89,000         89,000
Issuance of Series B
 convertible preferred stock                             650,000
Issuance of Series C
 convertible preferred stock                             164,000
Net loss                                               2,428,000
                                       ----------    -----------

Balance as of
   December 31, 1998                     (395,000)    (3,673,000)
Issuance of Series C
 convertible preferred stock                             115,000
Reduction of deferred
 compensation due to
 forfeitures of options                   213,000
Amortization of deferred
 compensation                              58,000         58,000
Net loss                                                (817,000)
                                       ----------    -----------

Balance as of
 December 31, 1999                      $(124,000)   $(4,317,000)
                                       ==========    ===========

See notes to financial statements

NUCYCLE THERAPY, INC.
(debtor in possession)

Statements of Cash Flows

                                                                                                  Year Ended December 31,
                                                                                                -----------------------------
                                                                                                  1999                1998
                                                                                                ---------         -----------
Cash flows from operating activities:
 Net loss                                                                                       $(817,000)        $(2,428,000)
 Adjustments to reconcile net loss to net cash provided by (used in)
   operating activities:
    Depreciation and amortization                                                                 237,000             167,000
    Deferred income tax benefit                                                                  (253,000)           (342,000)
    Deferred compensation expense                                                                  58,000              89,000
    Series C preferred stock issued in lieu of interest expense                                   115,000             164,000
    Changes in:
      Receivables                                                                                 226,000             (54,000)
      Inventory                                                                                   (37,000)            (32,000)
      Other current assets                                                                        (24,000)
      Other assets                                                                                 (6,000)
      Accounts payable and accrued expenses - pre-petition                                        409,000           1,039,000
      Accounts payable and accrued expenses - post-petition                                       179,000
                                                                                                ---------         -----------

       Net cash provided by (used in) operating activities                                         87,000          (1,397,000)
                                                                                                ---------         -----------

Cash flows from investing activities:
 Purchase of property and equipment                                                               (32,000)            (25,000)
 Proceeds from sale of property and equipment                                                      13,000
                                                                                                ---------         -----------

       Net cash used in investing activities                                                      (19,000)            (25,000)
                                                                                                ---------         -----------

Cash flows from financing activities:
 Proceeds from notes payable                                                                                          653,000
 Debt offering costs                                                                                                  (74,000)
 Proceeds from shareholders' loans                                                                 77,000              97,000
 Proceeds from loans payable                                                                                          100,000
 Proceeds from sale of Series B convertible preferred stock
   and warrants, net                                                                                                  650,000
 Proceeds from exercise of stock options                                                                                1,000
                                                                                                ---------         -----------

       Net cash provided by financing activities                                                   77,000           1,427,000
                                                                                                ---------         -----------

Net increase in cash and cash equivalents                                                         145,000               5,000
Cash and cash equivalents, beginning of year                                                       10,000               5,000
                                                                                                ---------         -----------

Cash and cash equivalents, end of year                                                          $ 155,000         $    10,000
                                                                                                =========         ===========

See notes to financial statements

NUCYCLE THERAPY, INC.
(debtor in possession)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

NOTE A - ORGANIZATION, OPERATIONS AND BASIS OF PRESENTATION

NuCycle Therapy, Inc. (the "Company"), organized in April 1993, formerly known as Phytotech, Inc., has developed and is commercializing novel applications of selected plants for health food markets. During 1999, the Company sold the patents and other assets relating to the use of selected plants in the environmental market and recognized a gain of $556,000.

In May 1999, the Company sought protection under Chapter 11 of the Bankruptcy Code. Its Chapter 11 plan of reorganization was confirmed on February 10, 2000. Under this plan, employee compensation up to $4,300 per employee and a $153,000 payable will be paid in cash, all unsecured creditors, other than the aforementioned cash payments, will receive one share of the Company's common stock for each $5 of allowed claims, secured creditors will receive one share of Series A convertible preferred stock for each $3 of allowed claims, the common and preferred stockholders will receive one share of common stock for each 10 shares of either common or preferred stock and warrant and option holders will receive a warrant for one share of common stock with an exercise price of $8 per share for each 10 shares of common stock.

As a result of the Company's filing for bankruptcy protection, it operated as a debtor-in-possession and the Bankruptcy Court exerted significant influence over the Company's expenditures and ability to enter into contractual arrangements.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the continuation of operations, realization of assets and liquidation of liabilities in the ordinary course of business. Although the Company has emerged from the protection of the Bankruptcy Court, the Company's ability to continue in business is dependent upon its ability to generate sufficient cash flow from operations or obtaining additional financing. The Company is currently attempting to complete an equity financing to raise additional capital. The Company's ability to continue as a going concern is dependent upon the financing efforts being successful. The financial statements do not include any adjustments relating to the recoverability and classifications of reported asset amounts or the amounts of liabilities that might result from the outcome of this uncertainty.

The pro forma balance sheet and related adjustments reflect the balances and adjustments that would have been recorded had the Company emerged from bankruptcy protection as of December 31, 1999. The holders of existing voting shares before the confirmation received greater than 50% of the newly issued stock of the emerged entity and, therefore, fresh-start reporting does not apply. The pro forma net loss per share from continuing operations reflects the loss per share, including debt service costs and excluding the impact of the extraordinary gain on the forgiveness of debt, had the shares outstanding upon the Company's emergency from the bankruptcy protection been outstanding for each of the years in the two-year period ended December 31, 1999.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]  USE OF ESTIMATES:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NUCYCLE THERAPY, INC.
(debtor in possession)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2]  INVENTORY

     Inventory, primarily in process plants, is valued at the lower of cost or market on a first-in, first-out basis.

[3]  PROPERTY AND EQUIPMENT:

     Property and equipment are recorded at cost less accumulated depreciation. The cost of maintenance and repairs is charged against operation as incurred.

     Depreciation is charged against the results of operations on a straight-line method over the estimated useful lives of the related assets (ranging from 3 to 7 years).

[4]  RESEARCH AND DEVELOPMENT AND PATENT COSTS:

     Research and development and patent costs are expensed as incurred.

[5]  DEFERRED FINANCING COSTS:

     Deferred financing costs are amortized on straight-line bases over the estimated term of the related notes payable.

[6]  REVENUE RECOGNITION:

     Revenue under research grants are recognized when the research expenses are incurred and in accordance with the specific terms of the contracts.

[7]  INCOME TAXES:

     The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts ("temporary differences") at enacted tax rates in effect for the years in which the differences are expected to reverse.

[8]  STOCK-BASED COMPENSATION:

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") allows companies to either expense the estimated fair value of employee stock options or to continue to follow the intrinsic value method set forth in Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") but to disclose the pro forma effects on net loss had the fair value of the options been expensed. The Company has elected to apply APB 25 in accounting for its employee stock options incentive plans.

[9]  PER SHARE DATA:

     The per share data has been computed on the basis of the loss for the year divided by the weighted average number of shares of common stock outstanding.

NUCYCLE THERAPY, INC.
(debtor in possession)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value of financial instruments:

     The carrying amounts of the Company's cash, accounts receivable and accounts payable not subject to compromise and accrued expenses, approximate fair value. The fair value of liabilities subject to compromise are as follows: accounts payable and accrued expenses ($566,000), notes payable related parties ($111,000), notes payable and convertible notes payable ($749,000). The estimated fair value is the sum of the amounts to be settled in cash and the estimated fair value of the common stock to be issued.


NOTE C - PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 1999 consist of the following:

         Leasehold improvements                  $170,000
         Lab equipment                            176,000
         Computers                                 46,000
         Furniture and fixtures                    84,000
                                                 --------
                                                  476,000
         Less accumulated depreciation and
           amortization                           418,000
                                                 --------
                                                 $ 58,000
                                                 ========

NOTE D - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of December 31, 1999, accounts payable and accrued expenses consists of the following:

         Subject to compromise:
           Accounts payable                      $1,653,000
           Accrued interest                         236,000
           Accrued compensation                     419,000
           Accrued research and development          50,000
           Other                                     26,000
                                                 ----------
                                                 $2,384,000
                                                 ==========
         Not subject to compromise:
           Accounts payable                      $   82,000
           Accrued interest                          65,000
           Accrued compensation                      20,000
           Other                                     12,000
                                                 ----------
                                                 $  179,000
                                                 ==========

NUCYCLE THERAPY, INC.
(debtor in possession)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

NOTE E - FINANCINGS

In 1997 and 1998, the Company issued units consisting of notes payable aggregating $1,225,000 and 245,200 warrants convertible into the Company's voting common stock. The notes payable bear interest at 10% without regard to the term of the notes and were due the earlier of the completion of an initial public offering or in 24 monthly installments beginning June 30, 1998. The warrants are exercisable at $2.50 per share after one year and expire five years after issuance. No value was ascribed to the warrants based upon the fair value as determined by the Black-Scholes options pricing model calculation using the following assumptions: no dividend yield, expected volatility of 1%, risk free interest rate of 5.50% and expected lives of 5 years.

In 1997 and 1998, the Company issued units consisting of convertible notes payable aggregating $961,800 and 288,540 warrants convertible into the Company's voting common stock. The notes payable bear interest at 12% without regard to the term of the notes and were due the earlier of the completion of an initial public offering or in 24 monthly installments beginning June 30, 1998 (subject to a six-month extension at the option of the majority in the principal amount of all note holders). The notes were convertible into voting common stock on the earlier of June 10, 1998 (subject to the aforementioned extension) or thirteen days before an initial public offering. Upon conversion, the number of shares of common stock to be issued shall be determined by dividing the principal amount of the notes by the greater of $2.50 or 60% of the market value of the common stock 30 days prior to the maturity date of the notes. The warrants are exercisable at $2.50 per share after one year and expire five years after issuance. No value was ascribed to the warrants based upon the fair value as determined by the Black-Scholes option pricing model calculation.

In connection with these financings, the placement agent received warrants to purchase 218,680 shares of common stock. These warrants are similar to the warrants issued to the note holders.

As of December 31, 1999, the Company had a $100,000 unsecured note payable due upon 30 days notice. The note bears interest at 10% per annum.

The Company, in order to induce the note holders of both series of notes to extend the maturity of their notes issued them 328,020 shares of Series C preferred stock on each of the following dates: July 1 1998, January 1, 1999 and April 1, 1999. The estimated fair value of the Series C preferred stock was charged to operations as interest expense.


NOTE F - RELATED PARTY TRANSACTIONS

As of December 31, 1999, notes payable to certain directors/stockholders and an officer/stockholder aggregated $403,000. The notes are due on demand with interest at 6%.

Additionally, in 1997 and 1998, in connection with the proposed initial public offering, $260,000 was paid to the placement agent. A director of the Company was an employee of the placement agent. These costs were charged to operations in 1998.

NUCYCLE THERAPY, INC.
(debtor in possession)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

NOTE G - INCOME TAXES

There is no benefit for federal income taxes for the years ended December 31, 1999 and 1998, since the Company has incurred operating losses. In addition, the Company has fully reserved the net potential future tax benefits resulting from its temporary differences and net operating loss carryforwards.

The deferred tax asset as of December 31, 1999 consists of the following:

         Net operating loss carryforward         $ 4,269,000
         Research credit carryforward                119,000
         Other                                        43,000
                                                 -----------
                                                   4,431,000
         Valuation allowance                      (3,836,000)
                                                 -----------
         Deferred tax asset                      $   595,000
                                                 ===========

In accordance with New Jersey statutes, the Company has entered into an agreement to sell certain New Jersey net operating losses and research and development credits, accordingly, state income tax benefits and deferred tax assets have been recognized in 1998 and 1999.

During the years ended December 31, 1999 and 1998, the benefit for deferred taxes before change in valuation allowances aggregated $514,000 and $1,166,000, respectively. The change in valuation allowances for the years ended December 31, 1999 and 1998 were $261,000 and $824,000, respectively.

The difference between the statutory federal income tax rate and the effective rate for the Company's income tax benefit for each of the years ended December 31, 1999 and 1998, respectively, is summarized as follows:

                                                 1999            1998
                                                 ----            ----
         Statutory federal
           income tax rate                       34.0%           34.0%
         State income tax
           benefit, net of
           federal effect                        15.6             8.2
         Increase in valuation
           allowance                            (24.4)          (28.8)
         Other                                   (1.6)           (1.0)
                                                 ----            ----
                                                 23.6%           12.4%
                                                 ====            ====

As of December 31, 1999, the Company has unused net operating loss carryforwards of $10,789,000 available for federal income tax purposes. The unused net operating loss carryforwards expire in various years from 2010 to 2019. The Company, in the future, will be subject to limitations on the use of its NOL's as provided under Section 382 of the Internal Revenue Code. Additionally, as a result of the debt forgiveness associated with the plan of reorganization, the net operating loss carryforwards will be reduced.

NUCYCLE THERAPY, INC.
(debtor in possession)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

NOTE H - CAPITAL DEFICIENCY

Preferred stock:

All series of preferred stock are entitled to the same dividends paid on the common stock.

The Series A convertible preferred stock, under its terms should have converted into common stock on a share for share basis in November 1999. However, as a result the bankruptcy proceedings the conversion was deferred.

In 1998, the Company issued units consisting of 2.6 million shares of Series B voting preferred stock and warrants to purchase 2.6 million shares of voting common stock at 110% of the initial public offering price of the common stock for an aggregate of $650,000. The warrants are exercisable after one year and expire five years after issuance.

In 1998 and 1999, the Company agreed to issue Series C preferred stock to the note holders as an inducement to extend the maturity of the notes payable. The shares have been subscribed but not issued.

The following summarizes the changes in non-voting convertible preferred stock for the two years ended December 31, 1999:

                              Balance,                                 Balance,                              Balance,
                             January 1,                              December 31,                          December 31,
                                1997              Issuances              1998            Issuances             1999
                           ----------------    ----------------    ----------------   ----------------  ----------------
Series A:
 Shares                           6,364,500                               6,364,500                              6,364,500
 Amount                          $5,206,000                              $5,206,000                             $5,206,000

Series B:
 Shares                                               2,600,000                                                  2,600,000
 Amount                                              $  650,000                                                    650,000

Series C:
 Shares                                                 328,020             328,020           656,040              984,060
 Amount                                                 164,000                              $115,000              279,000

Stock Option Plan:

The Company maintains a stock option plan ("the Plan") pursuant to which 2,500,000 shares of non-voting common stock are reserved for issuance upon exercise of incentive and non-qualified stock options which may be granted from to time by the board of directors to employees and others.

The fair value of each option granted has been estimated on the date of grant using the Black-Scholes options pricing model with the following assumptions; no dividend yield, expected volatility of 1%, risk-free interest rate of 4.77% and 5.11% and expected lives of approximately 10 years. The weighted average fair value of options granted during 1998 was $0.60 per share.

NUCYCLE THERAPY, INC.
(debtor in possession)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

NOTE H - CAPITAL DEFICIENCY (CONTINUED)

The Company applies APB 25 in accounting for its stock option incentive plan and, accordingly, recognizes compensation expense for the difference between fair value of the underlying common stock and the exercise price of the option at the date of grant. The effect of valuing the options on 1999 and 1998 net loss is not necessarily representative of the effects on reported net earnings or loss for future years due to, among other things, (1) the effect on outstanding options as a result of the Company's emergence from the Chapter 11 proceedings (2) the vesting period of the stock options and (3) the fair value of additional stock options in future years. Had compensation cost for the Company's stock option plan been determined based upon the fair value at the grant date for awards under the plan consistent with the methodology prescribed under FAS 123, the Company's pro forma net loss and net loss per share for 1999 and 1998 would have been as follows:

                                       YEAR ENDED DECEMBER 31,
                                    ------------------------------
                                       1999               1998
                                    ----------        ------------

         Pro forma net loss         $(829,000)        $(2,441,000)
         Pro forma net loss
           per share                $   (0.16)        $     (0.48)

The following table summarizes stock option transactions during the two years ended December 31, 1999:

                                                     Year Ended December 31,
                               -----------------------------------------------------------------------
                                          1999                                    1998
                               -------------------------------      ----------------------------------
                                                  Weighted                                Weighted
                                                   Average                                 Average
                                Shares          Exercise Price          Shares          Exercise Price
                               ---------       ---------------      ------------       ---------------
     Granted and outstanding
      at beginning of year     1,404,000             $0.14               989,300            $0.14
     Granted                                                             518,000             0.15
     Exercised                                                            (5,300)            0.15
     Cancelled                  (480,992)             0.15               (98,000)            0.11
                               ---------                               ---------
     Outstanding at end of year  923,008             $0.14             1,404,000            $0.14
                               =========                               =========

Substantially all options, as of the grant date, have been granted with exercise prices below the estimated fair value of the stock.

The following table summarizes information about stock options outstanding as of December 31, 1999:

                                                   Options Outstanding                           Options Exercisable
                                 ----------------------------------------------------       ------------------------------
                                     Number             Weighted
                                   of Options           Average             Weighted            Number         Weighted
                                   Outstanding         Remaining            Average          Exercisable        Average
           Exercise                   as of              Life               Exercise            as of          Exercise
            Prices                  12/31/99          (In Years)             Price            12/31/99           Price
          ------------           ---------------    --------------     --------------       ---------------   ------------
            $0.10                    140,464             1.20                $0.10             107,464            $0.10
            $0.15                    782,544             3.36                $0.15             336,944            $0.15

NUCYCLE THERAPY, INC.
(debtor in possession)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

NOTE H - CAPITAL DEFICIENCY (CONTINUED)

Shares reserved for issuance:

The Company has reserved 7,180,865 shares of its common stock for issuance upon exercise of the outstanding warrants and options, including warrants to purchase 1,333,995 shares of common stock issued in connection with the sale of the Series A preferred stock.

Deferred compensation:

In 1997 and 1998, the Company issued stock below its estimated fair value at the date of grant and options with exercise prices below the estimated fair value of the stock at the date of grant. Accordingly, the Company is amortizing the deferred compensation of the five year vesting period.


NOTE I - RENT EXPENSE

On February 9, 2000, the Company entered into a three year facilities lease commencing March 1, 2000. The minimum future obligation under this operating lease is $40,000 in 2000, $50,000 in 2001, $53,000 in 2002, $9,000 in 2003 and
aggregating $151,000.

Currently, the Company leases its office facility on a month to month lease. Rent expense for the years ended December 31, 1999 and 1998 aggregated $93,000 and $159,000, respectively.

                                   PART III


ITEM 1.  INDEX TO EXHIBITS

     The following list describes the exhibits filed as part of this Registration Statement on Form 10-SB:


Exhibit No.    Description of Document
-----------    -----------------------
2.1            Amended and Restated Certificate of Incorporation of NuCycle
               Therapy, Inc.
2.2            By-Laws of NuCycle Therapy, Inc.
3.1            Form of Warrant (pursuant to NuCycle's Plan of Reorganization, warrants will be issued to NuCycle's former warrant and option holders whose securities were terminated under the Plan of
               Reorganization).
6.1            Exclusive Nutritional Supplement License Agreement, effective
               October 31, 1999, between NuCycle Therapy, Inc. and Rutgers
               University.
6.2            Operating Agreement of BioScience, L.L.C. dated February 25,
               2000.
6.3            Distribution Agreement dated February 2, 2000 between NuCycle
               Therapy, Inc. and Technical Sourcing International.
6.4            Production Agreement dated February 25, 2000 between NuCycle
               Therapy, Inc. and BioScience, L.L.C.
6.5            Manufacturing and Production Agreement dated October 19, 1999, as amended, between NuCycle Therapy, Inc. and Greenlane of South
               Jersey, Inc.
6.6            Sales and Marketing Agreement dated March 17, 2000 between
               NuCycle Therapy, Inc. and John R. Benemann.
6.7            Lease Agreement dated February 9, 2000 between NuCycle Therapy,
               Inc. and Eisenhart Real Estate L.L.C.
6.8            Letter Agreement dated August 30, 1999 between Paxton Ventures
               Corp. and NuCycle Therapy, Inc.
6.9            2000 NuCycle Therapy, Inc. Stock Option Plan
8.1            First Amended Disclosure Statement for Plan of Reorganization of
               NuCycle Therapy, Inc. submitted to the United States Bankruptcy
               Court for the District of New Jersey with the Plan of
               Reorganization of NuCycle Therapy, Inc. and the confirmation order of the court confirming the Chapter 11 Plan approved by the
               Court on February 10, 2000 attached as exhibits.
8.2            Technology Business Tax Certificate Program Agreement dated
               November 30, 1999 between NuCycle Therapy, Inc. and PSE&G.
8.3            Asset Purchase Agreement dated May 24, 1999 between Phytotech,
               Inc. and Edenspace Systems Corporation.
10.1*          Letter from KPMG Peat Marwick, LLP.


*       To be filed by amendment.

                                  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: May 11, 2000                    NUCYCLE THERAPY, INC.

                                       /s/ Burt D. Ensley
                                       ---------------------------------
                                       Burt D. Ensley, President and CEO

                                 EXHIBIT INDEX
                                 -------------

The following exhibits are filed as part of this Form 10-SB:


Exhibit No.    Description of Document
-----------    -----------------------
2.1            Amended and Restated Certificate of Incorporation of NuCycle
               Therapy, Inc.
2.2            By-Laws of NuCycle Therapy, Inc.
3.1            Form of Warrant (pursuant to NuCycle's Plan of Reorganization, warrants will be issued to NuCycle's former warrant and option holders whose securities were terminated under the Plan of
               Reorganization).
6.1            Exclusive Nutritional Supplement License Agreement, effective
               October 31, 1999, between NuCycle Therapy, Inc. and Rutgers
               University.
6.2            Operating Agreement of BioScience, L.L.C. dated February 25,
               2000.
6.3            Distribution Agreement dated February 2, 2000 between NuCycle
               Therapy, Inc. and Technical Sourcing International.
6.4            Production Agreement dated February 25, 2000 between NuCycle
               Therapy, Inc. and BioScience, L.L.C.
6.5            Manufacturing and Production Agreement dated October 19, 1999, as amended, between NuCycle Therapy, Inc. and Greenlane of South
               Jersey, Inc.
6.6            Sales and Marketing Agreement dated March 17, 2000 between
               NuCycle Therapy, Inc. and John R. Benemann.
6.7            Lease Agreement dated February 9, 2000 between NuCycle Therapy,
               Inc. and Eisenhart Real Estate L.L.C.
6.8            Letter Agreement dated August 30, 1999 between Paxton Ventures
               Corp. and NuCycle Therapy, Inc.
6.9            2000 NuCycle Therapy, Inc. Stock Option Plan
8.1            First Amended Disclosure Statement for Plan of Reorganization of
               NuCycle Therapy, Inc. submitted to the United States Bankruptcy
               Court for the District of New Jersey with the Plan of
               Reorganization of NuCycle Therapy, Inc. and the confirmation order of the court confirming the Chapter 11 Plan approved by the
               Court on February 10, 2000 attached as exhibits.
8.2            Technology Business Tax Certificate Program Agreement dated
               November 30, 1999 between NuCycle Therapy, Inc. and PSE&G.
8.3            Asset Purchase Agreement dated May 24, 1999 between Phytotech,
               Inc. and Edenspace Systems Corporation.
10.1*          Letter from KPMG Peat Marwick, LLP.


*       To be filed by amendment.